UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ETHOS ENVIRONMENTAL, INC.
(Name of small business issuer in its charter)

Nevada (State or Jurisdiction of Incorporation or Organization)	2869 (Primary Standard Industrial Classification Code Number)	88-0467241 (IRS Employer Identification Number)

6800 Gateway Park Drive
San Diego, CA 92154
619-575-6800
 (Address and Telephone Number of Principal Executive Offices)

Paracorp Incorporated
318 N Carson Street
Suite 208
Carson City, NV 89706
(775) 883-0104
(Name, Address and Telephone Number of Agent for Service)

Copy of all Communications to:

Luis Carrillo, Esq.
SteadyLaw Group, LLP
501 W. Broadway Suite 800
San Diego, CA 92104
Tel. (619) 399-3102
Fax (619) 330-1888

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable, after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class of Securities To Be Registered	Dollar Amount to be Registered	Number of Shares to be registered (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee *

Common Stock	24,952,893.68 (1)	8,724,788	$2.86	2,669.96

 (1) This registration statement registers the sale of 8,724,788 shares of the common stock of the registrant (all of which are shares being registered for resale by stockholders of the registrant). In addition to the number of shares set forth above, the amount to be registered includes any shares of common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2) The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and ask price per share of the common stock as of June 11, 2007, as reported on the NASDAQ over-the-counter bulletin board (OTC.BB).

* Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed.  Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JUNE 11, 2007

Ethos Environmental, Inc.

8,724,788 Shares
Common Stock
_______________________

To be Offered by Holders of Common Stock
_______________________

This prospectus relates to the resale of 8,724,788 shares of our common stock by the selling stockholders listed in this prospectus.  The selling stockholders have advised us that they will sell the shares of common stock and warrants from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution.”

We will not receive any proceeds from the sale of the shares by the selling stockholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the OTC Bulletin Board under the symbol ETEV.OB.  The high and low bid price for shares of our common stock on June 11, 2007,  were $2.86 and $3.00 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.  Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933.
___________________________________

An investment in these securities involves a high degree of risk.
Please carefully review the section titled “Risk Factors” beginning on page10.
___________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
_______________________________

The date of this prospectus is _____________________, 2007

We have not authorized anyone to provide you with information different from that contained in this prospectus.  This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful.  The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.  When considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this Prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

The Company and Our Business

Ethos Environmental, Inc. (“Ethos” or the “Company”)  has developed a proprietary additive product designed to enable fuels to burn cleaner. Ethos Environmental manufactures and distributes an array of fuel reformulating products under the name Ethos FR®, Ethos Fuel Reformulators. Ethos FR® is a unique line of fuel reformulators based on a blend of high quality, non-toxic, non-petroleum based esters. When added to any fuel, these specially designed esters add cleaning and lubricating properties. They make engines run more efficiently-smoother, cooler and cleaner. Ethos FR® improves the formula of commonly used fuels such as gasoline, diesel, methanol, ethanol, CNG or bio-diesel. Only the elements of carbon, hydrogen and oxygen are used in Ethos FR® products and are 99.9% clean upon ignition, ashless upon combustion and free of carcinogenic compounds.

Ethos seeks both a cleaner environment and economic success. As the name Ethos suggests, we are committed to the highest ethical standards - in the product that we sell, in the relationship with our clients, and in the conduct of our business. The Company’s approach is to sell Ethos FR®“one gallon at a time”, earning the trust and loyalty of each customer by providing products that perform as promised and make a positive difference in the world.

Background

Ethos Environmental, Inc. was originally incorporated under the laws of the State of Idaho on January 19, 1926 under the name of Omo Mining and Leasing Corporation. The Company was renamed Omo Mines Corporation on January 19, 1929. The name was changed again on November 14, 1936 to Kaslo Mines Corporation and finally Victor Industries, Inc. on December 24, 1977.

As Victor Industries, Inc., the Company developed, manufactured, and marketed products related to the use of the mineral known as zeolite. Zeolites have the unique distinction of being nature's only negatively charged mineral. Zeolites are useful for metal and toxic chemical absorbents, water softeners, gas absorbents, radiation absorbents and soil and fertilizer amendments.

On November 2, 2006, the Company completed a reverse acquisition transaction of Ethos Environmental, Inc., as described herein.

Our Reverse Acquisition of Ethos

On November 2, 2006, as part of a two-step reverse merger, the Company merged with and into Victor Nevada, Inc. a newly incorporated entity for the purpose of redomiciling under the laws of the State of Nevada. Concurrently therewith, we completed the merger transaction with Ethos Environmental, Inc., a privately held Nevada corporation (“Ethos”). The Company was the surviving entity. To more adequately reflect the new direction of the Company the Company changed its name to Ethos Environmental, Inc. and adopted the business plan of Ethos.

Acquisition

On April 20, 2006, Victor Industries, Inc., with the approval of its Board of Directors, executed an Agreement and Plan of Merger with San Diego, CA based Ethos Environmental, Inc., a Nevada corporation.

At a meeting of shareholders of the Company held on October 30, 2006, a majority of shareholders voted in favor of the merger. On November 2, 2006, the merger was consummated. As part of the merger, the Company redomiciled to Nevada, and changed its name to Ethos Environmental, Inc. In addition thereto, and as part of the merger, the Company set a record date of November 16, 2006 for a reverse stock split of 1 for 1,200.

The merger provides for a business combination transaction by means of a merger of Ethos with and into the Company, with the Company as the corporation surviving the merger. Under the terms of the merger, the Company acquired all issued and outstanding shares of Ethos in exchange for 17,718,187 shares of common stock of the Company. Shares of Company common stock, representing an estimated 97% of the total issued and outstanding shares of Company common stock, was issued to the Ethos stockholders. Ethos shareholders were able to exchange their shares beginning on or after November 16, 2006, the record date set for the reverse stock split.

The transaction between the Registrant and Ethos Environmental, Inc. is accounted for as a purchase transaction; that is, the transaction is equivalent to the issuance of shares by the Registrant for the net assets of Ethos Environmental, Inc. The shares issued by the Registrant were valued at $0.25 per share, a value determined by management’s estimate of the dilution effect expected to occur from the issuance of such a large block of shares, i.e. 17,718,187 shares of common stock. The net value recorded equals management’s estimate of the value of the acquired assets.

The merger is accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, Ethos is treated as the “accounting acquirer” for financial reporting purposes. In accordance with guidance applicable to these circumstances, the merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger was treated as the equivalent of Ethos issuing stock for the net monetary assets of the Company. The net monetary assets of the Company have been stated at their fair value.

Product

Ethos manufactures a unique line of fuel reformulators that contain a blend of low and high molecular weight esters. Ethos FR® products add cleaning and lubricating qualities to any type of fuel or motor oil, allowing engines to perform cooler, smoother and with more vigor. The overall benefits are increased fuel mileage, reduced emissions, and reduced maintenance costs.

Ethos fuel reformulating products increase fuel mileage and reduce emissions by burning fuel more completely. Exhaust is essentially unburned fuel - wasted fuel - so when that fuel is used more completely, the engine delivers better mileage from every tank. Efficient fuel use also improves engine performance, because a more complete combustion process obtains increased power from every engine revolution.

Ethos FR® products reduce fuel emissions, benefiting the environment in two notable ways:

1.
The use of Ethos FR® products reduce engine exhaust emissions by 30% or more, including measurable reductions in the emission of hydrocarbons (HC), nitrogen oxides (Nox), and carbon monoxide (CO). All of these emissions are highly toxic and detrimental to the environment.

2.
Ethos FR® products reduce emissions of particulate matter, especially in diesel-powered engines. Diesel fuel is commonly dirty and maintaining a diesel engine in the prime condition necessary to reduce emissions is both expensive and time-consuming. As a result, diesel engines are a constant source of air contaminants. In most industrialized countries, including the U.S., diesel engines are one of the largest sources of air pollution. When Ethos FR® products are added to diesel fuel, the engine runs cleaner, smoother and cooler - significantly reducing sooty exhaust. Engines treated with Ethos FR® run with less friction, heat and noise. Fuel and lubricating systems, filters, tanks, and injectors last longer, reducing maintenance costs.

Ethos FR® products provide risk-free benefits with an economic gain to the client. Customers testify that they experience a monetary gain on fuel savings, and they say they experience an average improvement in mileage per gallon between 7% and 19% depending on the fuel (gasoline or diesel), the vehicle used, and the individual driver’s practices and driving traits.

Risk Factors

Our financial condition, business, operation and prospects involve a high degree of risk. You should carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 10 of this prospectus.

General

The Company’s principal executive offices are located at 6800 Gateway Park Drive, San Diego, CA 92154, and the Company’s telephone number at that address is (619) 575-6800. The Company has a corporate internet website at http://www.ethosfr.com.The reference to this website address does not constitute incorporation by reference of the information contained therein.

About This Offering

This prospectus relates to the resale of 8,724,788 shares of Common Stock by certain selling stockholders identified in this prospectus. All of the 8,724,788 shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their Common Stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders.

Common Stock Offered	8,724,788 shares

Common Stock Offered by the Selling Stockholders	8,724,788 shares

Common Stock Outstanding at June 11, 2007	23,809,187 shares

Use of Proceeds of the Offering	We will not receive any of the proceeds from the sale of the shares by the Offering.

OTCBB Ticker Symbol	ETEV.OB

Selected Financial Information

The selected financial information presented below is derived from and should be read in conjunction with our financial statements, including notes thereto, appearing elsewhere in this prospectus. See “Financial Statements.”

Summary Operating Information
For the Quarters Ended March 31, 2007 and 2006 and
The Years Ended December 31, 2006 and 2005

	Quarter ended March 31 2007	Quarter ended March 31 2006	Year Ended December 31, 2006	Year Ended December 31, 2005
Total revenues	$2,697,133	$1,318,925	$4,768,013	$1,780,825
Total costs and expenses	$635,506	$389,829	$10,036,319	$2,305,113
Operating (loss) income	$1,196,320	$698,033	$(6,608,441)	$(1,050,747)
Interest Expenses	$(177,660)	$0	$(620,244)	$(890)
Net (loss) income	$1,018,660	$698,033	$(6,556,803)	$(1,051,637)

Summary Balance Sheets
March 31, 2007 and December 31, 2006

	March 31, 2007	December 31, 2006
Total current assets	$3,521,263	$1,123,006
Current liabilities	$6,685,898	$5,823,205
Stockholders’ Equity (Deficit)	$7,098,908	$6,030,248

RISK FACTORS

You should carefully consider the risks described below before investing in the Company. We consider these risks to be significant to your decision whether to invest in our Common Stock at this time. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our Common Stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our technology has received only limited market acceptance.

Our technology is a relatively new product to the market place. Although ever growing concerns and regulation regarding the environment and pollution has increased interest in environmentally friendly products generally, the engine treatment and fuel reformulator, i.e. additive, market remains an evolving market. The Ethos FR® technology competes with more established companies such as Lubrizol Corporation, Chevron Oronite Company (a subsidiary of Chevron Corporation), Octel Corp., Clean Diesel Technologies, Inc. and Ethyl Corporation, as well as other companies whose products or services alter, modify or adapt diesel engines to increase their fuel efficiency and reduce pollutants. Acceptance of Ethos FR® as an alternative to such traditional products and/or services depends upon a number of factors including:

•	favorable pricing vis a vis projected savings from increased fuel efficiency
•	the ability to establish the reliability of Ethos FR® products relative to available fleet data
•	public perception of the product

For these reasons, we are uncertain whether our technology will gain acceptance in any commercial markets or that demand will be sufficient to create a market large enough to produce any meaningful revenue or earnings. Our future success depends upon customers' demand for our products in sufficient amounts.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have incurred net losses allocable to shareholders of $6,556,803 and $1,051,637, respectively for the fiscal years ended December 31, 2006 and 2005. As a result, at December 31, 2006 we had an accumulated deficit of $9,933,267. We expect, however, that our revenues will be sufficient to sustain our operations for the foreseeable future. Our profitability though will require the successful commercialization of our fuel reformulator. No assurances can be given when this will occur or that we will ever be profitable.

Our independent auditors have added an explanatory paragraph to their audit report issued in connection with the financial statements for the year ended December 31, 2006 relative to our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We rely on commercial arrangements with third parties, and any failure to retain relationships with these third parties could negatively impact our ability to develop and market our products.

We anticipate that our success in creating markets for our products will depend largely on our ability to identify and establish strategic alliances with companies and individuals that have experience in manufacturing and distributing products to the markets we have identified. We have supplied our fuel reformulator for evaluation purposes to a number of strategic partners and customers. As such, our plans are dependent on and have been developed on the assumption that our product(s) will be promoted by our strategic partners and adopted by potential customers. However, there can be no assurance that the commercial arrangements with current or future strategic partners and customers will proceed beyond the initial phases of such arrangements, even if such phases are successfully completed, or that following the initial phases the strategic partners and customers identified will choose to purchase and distribute our products.

The Company’s core product may not be acceptable to commercial customers.

Our core product is a fuel reformulator. However, as with any new technology, there are risks associated with the commercial production and use of this product and we have experienced technical difficulties when deploying in commercial applications which have required us to take additional precautions when transporting, storing and handling our product(s). These characteristics may make the finished product(s) unattractive to certain distributors, customers and end-users. In addition, the finished fuel may only be stored and dispensed from tanks that meet stringent standards for cleanliness and not all tanks may be capable of achieving these standards.

Our future revenues are unpredictable and our operating results may fluctuate.

We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control, including (i) demand for our products, (ii) introduction or enhancement of products by competitors, (iii) market acceptance of our products, (iv) price reductions by competitors or changes in how new products are priced, (v) availability of raw materials of adequate quality and at prices which are economical, (vi) availability of distribution channels through which our products are to be sold, (vii) potential costs of litigation and intellectual property protection, (viii) our ability to attract, train and retain qualified personnel, (ix) the amount and timing of unforeseeable operating costs and capital expenditures related to the expansion of our business, operations and infrastructure, (x) any technical difficulties with respect to the use of our products, and (xi) effects of current and future governmental regulations on the sale of our products, which may be significant.

As a result of the lack of a sales history of our products, we do not have relevant historical financial data for any periods on which to forecast revenues or expected operating expenses in connection with growing revenues in the future. Our expense levels are based in part on certain expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in anticipated demand for our products relative to our expectations would have an immediate adverse effect on the Company’s business, financial conditions and results of operations.

Our ability to operate at a profit is dependent on the price and availability of raw materials.

Our results of operations and financial condition have been and will continue to be significantly affected by the cost and supply of raw materials used to produce our product(s). Cost and supply are subject to and determined by market forces over which we have no control. The price of raw materials can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products.

Generally, higher prices, in relation to diesel and biodiesel fuels and related products, will produce lower profit margins. This is especially true if market conditions do not allow us to pass through these increased costs to our customers. There is no assurance that we will be able to pass through these higher raw material costs. If higher raw material prices were to be sustained for an extended period of time, such pricing may have a material adverse effect on our ability to grow profitable sales and operations, with a corresponding adverse impact on our cash flows and financial performance.

We intend to contract with third parties to help control the costs of raw materials purchased and reduce short-term exposure to price fluctuations. Currently, we do not have definitive agreements with third parties for all of our needed supply. There is no assurance that agreements to supply the remainder of our raw material needs will be available or be on acceptable terms. In addition to being able to obtain the necessary quantity of raw materials, it is important to carefully select raw material suppliers because there is a wide range of various quality of such materials in the marketplace. It is critical that the raw materials we purchase be of a consistently high quality and that they meet certain other specifications. There is no assurance that we will be able to obtain quality raw materials supplied to our distributors.

Our business could suffer if we are unable to effectively compete with our competitors’ technologies.

We have identified as competitors a number of technologies and companies who are predominantly focusing on the fuel emission reduction market. In addition, other companies, many of which are likely to have substantially greater financial, research and development, sales and marketing and personnel resources, may currently be developing, or may develop in the future, technologies and products that are equally or more effective and/or economical as any product we may develop, or which would otherwise render our technologies obsolete.

If we were to lose the services of our founders or our senior management team, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of key members of our senior management team. In particular, Enrique de Vilmorin is critical to our overall management, as well as to the development of our technology, our culture and our strategic direction. Thomas Maher, our Chief Financial Officer is the only full-time trained financial professional in our organization; he performs most of the duties that in many other cases would be performed by several people within a larger and deeper organization. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

Our failure to protect our intellectual property could cause an erosion of our current competitive strengths.

We regard the protection of our patents, trademarks, copyrights, trade secrets and other intellectual property as critical to our success.  We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights.  We have entered into confidentiality and non-disclosure agreements with our employees and contractors, and non-disclosure agreements with parties with whom we conduct business, in order to limit access to and disclosure of our proprietary information.  These contractual arrangements and the other steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies.  We also seek to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.  Proprietary rights relating to our technologies will be protected from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets.  We pursue the registration of our trademarks and service marks in the United States and internationally.  Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

The steps we have taken to protect our proprietary rights may be inadequate and third parties may infringe or misappropriate our trade secrets, trademarks and similar proprietary rights.

Any significant failure on our part to protect our intellectual property could make it easier for our competitors to offer similar services and thereby adversely affect our market opportunities.  In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.  Litigation could result in substantial costs and diversion of management and technical resources and may not be successful.

We may not be able to manufacture and to market our products in commercial quantities.

Our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. There can be no assurance that our existing facilities and/or raw material supplies will be adequate to meet our long term objectives. If our existing facilities and/or raw material supplies cannot meet our needs, we will seek other manufacturers. The availability, pricing and supply of our products are currently dependent on arrangements with our raw material suppliers, but the cost and availability of raw materials and esters, the availability of tax and other incentives for our products and arrangements for the distribution of our products by others, are all wholly or partly outside our control. We believe there is sufficient manufacturing capacity to meet our long term objectives, however, this could change.

Our business may be harmed if we fail to obtain regulatory approvals or comply with legislative and regulatory requirements.

The manufacturing, marketing, supply, distribution and use of fuel and fuel reformulators are subject to extensive legislation and regulation in most jurisdictions in which we intend to do business. Our reformulator and the resultant ester blend will be competing with both ordinary diesel fuel and other fuels and solutions that claim to offer environmental benefits. The business of Ethos depends, in part, on the availability of environmental legislation which requires or provides incentives to customers to use products similar to our own. New or revised legislation and regulations as a result of changes in the prevailing political climate or for any other reasons, which for example remove the availability of incentives or which impose additional compliance burdens on us, or which provide incentives to distributors and customers to adopt competitive products, could have an adverse effect on our business, prospects, results of operations and financial position.

The development and manufacture of our technology may subject us to environmental compliance or remediation obligations.

Our technology is and will be subject to many environmental laws and regulations wherever it is used. Such laws and regulations govern, among other things, fuel emissions, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmental compliance. By restricting or prohibiting the manufacture, distribution and use of our products, environmental regulations could harm our business.

Our business is subject to extensive and potentially costly environmental regulations that could significantly increase our operating costs and our ability to successfully operate.

We are subject to a number of environmental regulatory bodies such as the EPA, as well as other regulatory agencies.

In accordance with the regulations promulgated under the US Clean Air Act, manufacturers (including importers) of gasoline, diesel fuel and additives for gasoline or diesel fuel, are required to have their products registered with the EPA prior to their introduction into the market place. Currently, Ethos FR® has such a registration (1910-0001). However, unforeseen future changes to the registration requirements may be made, and Ethos FR® may not be able to qualify for registration under such new requirements. The loss of our EPA registration or restrictions on its current registration could have an adverse affect on our business and plan of operation.

We have registered this product with the US Environmental Protection Agency. This registration permits us to sell Ethos FR® for domestic on-road use. However, there are provisions in the Environmental Protection Act that could require further testing. In addition, we currently sell our product outside of the United States and intend to further expand our sales efforts internationally. Accordingly, Ethos FR® is registered in the United States only, and we are considering its registration in other countries. Further testing could be needed in these or other countries. We cannot assure you that Ethos FR® will pass any future testing that may be required. The failure of Ethos FR® to maintain or obtain registration in countries or areas where we would like to market it would have a materially adverse effect on our business and plan of operation.

Our business is favorably affected by stricter air quality regulations and regulations regarding emission controls. If these regulations are withdrawn or determined to be invalid, our prospects would be adversely affected.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we obtain approval, we may be required to invest or spend considerable resources to comply with future environmental regulations. If any of these events were to occur, they may have a material adverse impact on our operations, cash flows and financial performance.

Developing new products, creating effective commercialization strategies for our technology and enhancing our products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, as well as the possibility that funds will be insufficient. Any one of these could make us abandon or substantially change our technology commercialization strategy.

Our success will depend upon, among other things, our products meeting targeted cost and performance objectives for large-scale production, our ability to adapt technologies to satisfy industry standards, satisfying consumer expectations and needs and bringing our products to market before the market is saturated. We may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events could adversely affect our realization of revenues from such new products.

Product liability claims related to our products could prove to be costly to defend and could harm our business reputation.

Fuel and fuel-additive businesses may be adversely affected by litigation and complaints from distributors, customers and government authorities resulting from fuel quality, illness, injury or other health concerns or other issues. Adverse publicity surrounding such allegations could negatively affect Ethos FR, regardless of whether the allegations are true, by discouraging distributors and customers from buying our products. We could also incur significant costs and the diversion of management time in defending the Company against claims, whether or not such claims have any basis.

We face uncertainties managing our anticipated growth.

We cannot be certain that we will be able to successfully manage our anticipated growth. In order to successfully manage growth, we must improve our management, financial and informational systems and controls, and expand, train and manage our employee base effectively. There will be additional demands placed on our technical, sales, marketing and administrative resources as we expand in our target markets. Our ability to cope with these demands may be impaired because we are still a developmental stage company.

Our business may suffer if we are unable to attract and retain key officers or employees.

We believe our future success will depend greatly upon the expertise and continued service of certain key executives and technical personnel. Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. We have attempted to reduce these personnel risks by (i) entering into contracts with certain key employees, (ii) providing employment benefits such as vacations and health coverage, and (iii) adopting an employee stock option plan that covers most employees. However, these measures do not guarantee that employees will remain with the Company, or ensure that qualified employees can be recruited in the future.

Our ability to continue as a going concern is uncertain.

The report of our independent registered public accounting firm on our consolidated financial statements for the fiscal year ended December 31, 2006 states that there is substantial doubt about the Company’s ability to continue as a going concern. This “going concern” opinion could adversely affect our ability to sell our products, attract and retain strategic relationships and obtain additional financing.

Our ability to use our net operating loss carry forward may be limited.

As of December 31, 2006, we have approximately $9,933,267 million in federal and state net operating loss carry forwards which will begin to expire in 2022 if not used to offset future federal and state taxable income. Our net loss carry forwards are subject to various limitations and have not been audited by the Internal Revenue Service. We anticipate the net loss carry forwards will be used to offset the federal and state taxable income and the related tax payments which we would otherwise be required to make with respect to income, if any, generated in future years.

The issuance of common stock in connection with the Ethos-Victor Industries transaction may result or be deemed to result in a change in control that could result in the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, on the use of our net operating carry forward. This limitation would allow us to use only a portion of the net operating loss carry forwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for U.S. federal and state income tax purposes.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all.

We face intense competition and may not have the financial and human resources necessary to keep up with rapid technological changes which may result in our technology becoming obsolete.

The fuel additive business and related anti-pollutant businesses are subject to rapid technological change, especially due to environmental protection regulations, and subject to intense competition. We compete with both established companies and a significant number of startup enterprises. We face competition from producers and/or distributors of other diesel fuel additives (such as Lubrizol Corporation, Chevron Oronite Company, Octel Corp., Clean Diesel Technologies, Inc. and Ethyl Corporation), from producers of alternative mechanical technologies (such as Algae-X International, Dieselcraft, Emission Controls Corp. and JAMS Turbo, Inc.) and from alternative fuels (such as bio-diesel fuel and liquefied natural gas) all targeting the same markets and claiming increased fuel economy, and/or a decrease in toxic emissions and/or a reduction in engine wear. Most of our competitors have substantially greater financial and marketing resources than we do and may independently develop superior technologies which may result in our technology becoming less competitive or obsolete. We may not be able to keep pace with this change. If we cannot keep up with these advances in a timely manner, we will be unable to compete in our chosen markets.

Competition from the advancement of alternative fuels may lessen the demand for our products and negatively impact our profitability.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing more efficient engines, hybrid engines and alternative clean power systems using fuel cells or clean burning gaseous fuels. Vehicle manufacturers are working to develop vehicles that are more fuel efficient and have reduced emissions using conventional gasoline. Vehicle manufacturers have developed and continue to work to improve hybrid technology, which powers vehicles by engines that utilize both electric and conventional gasoline fuel sources. In the future, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for Ethos FR® products, which would negatively impact our profitability, causing a reduction in the value of your investment.

Our officers and directors have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our officers and directors control 46% of our outstanding common stock, of which Enrique de Vilmorin, our Chairman, controls approximately 45%.  If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions.  This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.  This concentration of ownership may not be in the best interests of all our stockholders.

Risks Related to Regulation and Governmental Action

A change in government policies unfavorable to our products may cause demand for our products to decline.

Growth and demand for our products may be driven primarily by federal and state government policies. The continuation of these policies is uncertain, which means that demand for our products may decline if these policies change or are discontinued. A decline in the demand for our products may negatively affect our results of operations, financial condition and cash flows.

A change in environmental regulations or violations thereof could result in the devaluation of our common stock and a reduction in the value of your investment.

Environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the present time, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability.

Volatility in gasoline selling price and production cost may reduce our gross margins.

Ethos FR® products are used as a fuel reformulator to reduce vehicle emissions.  Therefore, the supply and demand for gasoline impacts the price of raw materials and our business and future results of operations may be materially adversely affected if gasoline demand or price decreases.

Risks Related to Our Stock Being Publicly Traded

We have a material weakness in internal controls due to a limited segregation of duties, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting which could harm the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. With only 25 employees at the Company, there is very limited segregation of duties, which the Company has identified as a material weakness in our internal controls.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could prevent us from producing reliable financial reports or identifying fraud.  In addition, shareholders could lose confidence in our financial reporting, which could have an adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud, and a lack of effective controls could preclude us from accomplishing these critical functions. Commencing December 15, 2007, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Assigned to accounting issues at present are only our Chief Financial Officer and staff accountants, which may be deemed to be inadequate.  Although we intend to augment our internal controls procedures and expand our accounting staff, there is no guarantee that this effort will be adequate.

During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.  In addition, if we fail to maintain the adequacy of our internal accounting controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404.  Failure to achieve and maintain an effective internal control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our stock price.

Our stock price may be volatile.

Since our recent name change to Ethos Environmental, our Common Stock has been trading in the public market since November 16, 2006. We cannot predict the extent to which a trading market will develop for our Common Stock or how liquid that market might become. The trading price of our Common Stock has been and is expected to continue to be highly volatile as well as subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board of directors or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The liquidity of our common stock is affected by its limited trading market.

Shares of our common stock are quoted on the OTC Bulletin Board under the symbol ETEV.OB. We expect our shares to continue to be quoted in that market and not to be de-listed, as we have no intention to stop publicly reporting.  An “established trading market” may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market reduces the liquidity of an investment in our shares.  The trading volume of our common stock historically has been limited and sporadic.  Our daily trading volume has averaged approximately 4,664 shares since November 16, 2006.  As a result of this trading activity, the quoted price for our common stock on the OTC Bulletin Board is not necessarily a reliable indicator of its fair market value, and the low trading volume may expose the price of our common stock to volatility.  Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock and the market value of our common stock would likely decline.

A significant number of our shares will soon become eligible for sale and their sale or potential sale may depress the market price of our common stock.

Some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Investors should not anticipate receiving cash dividends on our common stock.

We have never declared or paid any cash dividends or distributions on our capital stock.  We currently intend to retain any future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our Common Stock has a small public float and future sales of our Common Stock, or sales of shares being registered under this document may negatively affect the market price of our Common Stock.

We cannot predict the effect, if any, that future sales of shares of our Common Stock into the market will have on the market price of our Common Stock. However, sales of substantial amounts of Common Stock may materially and adversely affect prevailing market prices for our Common Stock.

Because the market for and liquidity of our shares is volatile and limited, and because we are subject to the "Penny Stock" rules, the level of trading activity in our Common Stock may be reduced.

Our Common Stock is quoted on the OTCBB. The OTCBB is generally considered to be a less efficient market than the established exchanges or the NASDAQ markets. While our Common Stock continues to be quoted on the OTCBB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our Common Stock, compared to if our securities were traded on NASDAQ or a national exchange. In addition, our Common Stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the NASDAQ Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our Common Stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct.  Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.”  Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should,” and similar expressions, including when used in the negative.  Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors.  We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered by this prospectus.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, NE, Washington DC 20549.  Please call the SEC at (800) SEC-0330 for further information regarding the public reference facilities.  The SEC maintains a website, http://www.sec.gov, which contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us.  Our SEC filings are also available to the public from commercial document retrieval services.  Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Ethos Environmental, Inc.
6800 Gateway Park Drive
San Diego, California 92154
Attention: Mr. Enrique de Vilmorin
President and Chief Executive Officer
(619) 575-6800
info@ethosfr.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus, constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risk factors outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders named herein.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Bid and ask prices for our Common Stock are quoted from broker dealers on the Bulletin Board. Ethos’ trading symbol is “ETEV.”

The following table contains information about the range of high and low bid prices for our Common Stock for each quarterly period from Q1 2005 through Q1 2007 based upon reports of transactions on the OTCBB.

Fiscal 2005*	Low	High
First Quarter	$6.00	$18.00
Second Quarter	$7.20	$12.00
Third Quarter	$3.00	$32.40
Fourth Quarter	$6.00	$22.80

Fiscal 2006*
First Quarter	$6.60	$13.20
Second Quarter	$6.00	$11.76
Third Quarter	$3.00	$7.68
Fourth Quarter	$2.00	$11.15

Fiscal 2007*
First Quarter	$3.05	$6.00

*The high and low prices listed have been rounded up to the next highest two decimal places.

The market price of our Common Stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for the products we distribute, and other factors, over many of which we have little or no control. Broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our Common Stock, regardless of our actual or projected performance. On June 11, 2007, the most recent trading day on which shares of the Company were traded, the closing bid price of our Common Stock as reported on the OTCBB was $2.86 per share.

Holders

As of June 11, 2007, there were 876 holders of record of our Common Stock.

Dividend Policy

We have never declared dividends or paid cash dividends on our Common Stock. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent

Our transfer agent’s contact information is as follows:

Justeene Blankenship
Action Stock Transfer Corp.
7069 S. Highland Dr., Suite 300
Salt Lake City, UT 84121

(801) 274-1088 office
(801) 599-3678 cell
(801) 274-1099 fax
justblank2000@yahoo.com
www.actionstocktransfer.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes, which are included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. Operating results are not necessarily indicative of results that may occur in future periods. When used in this discussion, the words “believes”, “anticipates”, “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

Our business and results of operations are affected by a wide variety of factors, as we discuss under the caption “Risk Factors” and elsewhere in this prospectus, which could materially and adversely affect us and our actual results. As a result of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Any forward-looking statements herein speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General Discussion on Results of Operations and Analysis of Financial Condition

We begin our General Discussion and Analysis with a discussion of the Critical Accounting Policies and the Use of Estimates, which we believe are important for an understanding of the assumptions and judgments underlying our financial statements. We continue with a discussion of the Results of Operations for the three-month periods ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005, followed by a discussion of Liquidity and Capital Resources available to finance our operations.

Since inception in 2000, Ethos Environmental has grown its customer base to thousands of diverse clients in over 15 countries worldwide, using the most effective sales tool possible - a product that works! In addition to an effective and desirable product, the company’s success also derives from the careful development and tenacious implementation of a structured “proof-of-concept” marketing strategy.

Throughout this “proof-of-concept” sales and marketing phase, gross sales for Ethos Environmental have consistently exceeded forecasts, reaching more than $1.78 million by the end of 2005, and $4.77 million by the end of 2006. Even more significant growth is anticipated for 2007, with sales in established markets in the U.S., China, Ecuador, Africa and Europe expected to top current forecasts. Furthermore, market implementation plans anticipate growth in 2007 and beyond, leading to gross multi million sales in 2008. These projections are based on the product’s proven ability to improve fuel efficiency while reducing emissions, the Company’s proven ability to penetrate new markets and build a solid base of loyal customers, and the world’s increasing costs in the petro-economic markets.

Looking forward, marketing will constitute a significant portion of company expenditures as Ethos Environmental continues to develop sales of new ester-based fuel and engine enhancing products. We are in the process of developing new products covering areas of synthetic oils, sulfur substitutes, and varied formulations of the original Ethos FR® and its enhancements.

In addition, we will continue to initiate patents to cover ongoing development of a new engine design that combines past, present and state-of-the-art technologies. This new system generates rotary shaft power using only a fraction of the fuel consumed by today’s internal combustion engines, and testing has yielded power output that rivals current technologies with just a fraction of the emissions. We have great hope that this project will revolutionize power generation as we know it, significantly easing pollution from the usage of fossil fuels.

The management of Ethos Environmental is excited by the enthusiastic acceptance that Ethos FR® products have received - domestically and all around the world. We are proud to provide a product that is part of the solution to the high cost of fuel and the health costs of environmental pollutants. Since inception management has been focused on the development of a solid infrastructure, building relationships and establishing the foundation of a business that will continue to grow - non-stop - into the future.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations are as follows:

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue consists of the sale of products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectability is reasonably assured.

Acquired Goodwill

Goodwill represents the excess of the purchase price of acquired assets over the fair values of the identifiable assets acquired and liabilities assumed. Pursuant to SFAS No. 141, “Business Combinations” the Company does not amortize goodwill, but tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition and loss of key personnel. Goodwill is tested for impairment using present value techniques of estimated future cash flows; or using valuation techniques based on multiples of earnings. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is charged to operations.

Customer Relationships

The Company used the replacement cost approach for accounting for customer relationships. This approach uses an estimate of what a notional purchaser would likely pay for the intangible asset in order to be in the same position of the Company at the date of the closing of the Asset Purchase Agreement described above in “Acquired Goodwill”.
Legal Contingencies

From time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AS COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2006

Income Taxes

$9,000,000 of net operating loss carry-forwards as of March 31, 2007, may be used to offset future taxable income. There will be limitations on the amount of net operating loss carry-forwards that can be used due to the change in the control of the management of the Company. No tax benefit has been reported in the financial statements, because we believe there is a 50% or greater chance the carry-forwards will expire unused.

Accordingly, the potential tax benefits of the loss carry-forwards are offset by valuation allowance of the same amount.

Inflation

Our results of operations have not been affected by inflation and we do not expect inflation to have a significant effect on its operations in the future.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for period ended March 31, 2007 amounted to $7,500, compared to $82,933 for the same period in the prior year. All of these costs are borne by the Company.

Revenues

We recognized revenues of $ 2,697,133 for the period ended March 31, 2007 compared to revenues of $ 1,318,925 for the same period in the prior year, an increase of $1,378,208 or 105%The primary source of revenue for the period ended March 31, 2007 is from the sale of Ethos FR®.

We expect our tremendous growth to continue as sales increase and the sales and marketing strategies are implemented into the targeted markets and we create an understanding and awareness of our technology through proof of performance demonstrations with potential customers.

Our future growth is significantly dependent upon our ability to generate sales. Our main priorities relating to revenue are: (1) increase market awareness of Ethos FR® product through our sales and marketing plan, (2) growth in the number of customers and vehicles per customer, and (3) providing extensive customer service and support.

Gross Profit

Gross profit, defined as revenues less cost of goods sold, was $ 1,831,826 or 68% of sales for the period ended March 31, 2007, compared to $ 1,087,862 or 82% of sales for the period ended March 31, 2006. In terms of absolute dollars, gross profit increased 68% for the period ended March 31, 2007 compared to same period in the prior year due primarily to the sales of the Ethos FR® product.

Cost of goods sold was $ 865,307 for the period ended March 31, 2007, which represented 32% of revenues compared to $ 231,063 for the comparable period in the prior year, which represented 18% of revenues.

Operating Expenses

Our current operating expenses are comprised of costs associated with administrative, salary, marketing, legal and business development. We will have additional operating expenses for additional staff members as they are hired. We have allocated funds in our capital structure for our current expenses.

General & Administrative expenses incurred during the period ended March 31, 2007 totaled $ 504,166. These expenses were incurred primarily for the following reasons:

Accounting, audit, bookkeeping and director fees totaling $ 51,710
Business consulting fees of $ 7,042
Outside Services of $ 10,000
Office expenses of $ 51,148
Depreciation of $ 101,231
Amortization of $ 100,036
Salaries and Wage expense of $175,315

Similar expenses incurred for the period ended March 31, 2006 were $ 264,828 and were incurred primarily for expenses of a similar nature.

Also, for comparison purposes, there were 483,500 newly issued shares for the payment of services during the period ended March 31, 2007, compared to196,863 shares issued for cash during the period ended March 31, 2006.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in general and administrative expenses. The amounts expensed for the period ended March 31, 2007 and 2006 amounted to $ 7,500 and $ 82,933, respectively.

Net Profit

We realized a net profit for the period ended March 31, 2007 of $ 1,018,660 as compared to a net profit of $ 698,033 for the comparable prior year period.

Non-Operating Income And Expenses

Non-operating income, net of expenses, increased in the March 31, 2007 versus 2006, due to an increase in sales. Interest expense increased to $177,660 during the 3 months ended March 31, 2007 from 0 the comparable period in 2006. The interest was directly associated with the interest-only loan for $4,750,000, related to the purchase of our new building.

Liquidity and Capital Resources

During the three months ended March 31, 2007, we had a working capital deficit of $3,164,635 and stockholders’ equity of $ 7,098,908 compared to a working capital deficit of $ 4,221,414 and stockholders’ equity of $ 1,546,734 during the comparable period in the prior year.

On March 31, 2007, the Company had $ 47,719 in cash and $ 300,000 in restricted cash, total assets of $13,784,806 and total liabilities of $ 6,685,898, compared to $ 98,566 in cash and $ 300,000 in restricted cash, total assets of $7,162,600 and total liabilities of $ 5,615,866 on March 31, 2006.

We anticipate, based on currently proposed plans and assumptions relating to our operations, that our current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy our contemplated cash requirements for the next 12 months. Our contemplated cash requirements for 2007 and beyond will depend primarily upon the level of sales of our products, inventory levels, product development, sales and marketing expenditures and capital expenditures.

Management of the Company has undertaken steps as part of a plan with the goal of sustaining the Company operations for the next twelve months and beyond. These steps include: (a) attempting to raise additional capital and/or other forms of financing; (b) controlling overhead and operating expenses; and (c) continuing to increase the sales of its fuel reformulating product. There can be no assurance that any of these efforts will be successful.

Loan Facilities

On February 7, 2007, we entered into an equipment lease agreement with Mazuma Capital Corp. wherein the Company agreed to a 24-month sale and leaseback arrangement for up to $800,000 of its manufacturing equipment. The lease calls for a monthly payment based on a factor of .04125 times the average outstanding loan balance during the month. Through May 10, 2007, the company has placed property valued at $ 740,000 under this lease arrangement with Mazuma Capital Corp.

Inflation has not significantly impacted the Company’s operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The following financial data compares the balances as relates to Ethos Environmental, Inc. for the fiscal years ended December 2006 and 2005.

Revenues

We recognized revenues of $4,768,013 for the year ended December 31, 2006 compared to revenues of $1,780,825 for the year ended December 31, 2005, an increase of $2,987,188 or 168%. The primary source of revenue for the years ended December 31, 2006 is from the sale of Ethos FR®.

We expect our tremendous growth to continue as sales increase and the sales and marketing strategies are implemented into the targeted markets and we create an understanding and awareness of our technology through proof of performance demonstrations with potential customers.

Our future growth is significantly dependent upon our ability to generate sales. Our main priorities relating to revenue are: (1) increase market awareness of Ethos FR® product through our sales and marketing plan, (2) growth in the number of customers and vehicles per customer, and (3) providing extensive customer service and support.

Gross Profit

Gross profit, defined as revenues less cost of goods sold, was $3,427,878 or 72% of sales for the year ended December 31, 2006, compared to $1,254,366 or 70% of sales for the year ended December 31, 2005. In terms of absolute dollars, gross profit increased 173% for the 2006 calendar year compared to the 2005 calendar year due primarily to the sales of the Ethos FR® product.

Cost of goods sold was $1,340,135 for the 2006 calendar year, which represented 28% of revenues compared to $526,459 for the 2005 calendar year, which represented 30% of revenues.

Operating Expenses

Our current operating expenses are comprised of costs associated with administrative, salary, marketing, legal and business development. We will have additional operating expenses for additional staff members as they are hired. We have allocated funds in our capital structure for our current expenses.

General & Administrative expenses incurred during the year ended December 31, 2006 totaled $5,346,409. These expenses were incurred primarily for the following reasons:

Legal fees of approximately $ 136,598
Accounting, audit, bookkeeping and director fees totaling $ 57,676
Business consulting fees of $ 4,862,976
Outside Services of $159,749
Office expenses of $ 129,410

Similar expenses incurred for the year ended December 31, 2005 were $1,821,160 and were incurred primarily for consulting services of a similar nature.

Also, for comparison purposes, there were 4,910,000 newly issued shares for the payment of services during the year ended December 31, 2006, compared to 5,108,190 shares issued for cash during the year ended December 31, 2005.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in general and administrative expenses. The amounts expensed for the years ended December 31, 2006 and 2005 amounted to $112,051 and $132,404, respectively.

Net Loss

We incurred a net loss for the year ended December 31, 2006 of $6,556,803 as compared to a net loss of $1,051,637 for the comparable prior year period.

Non-Operating Income and Expenses

Non-operating income, net of expenses, increased in the year ended December 31, 2006 versus 2005, due to the settlement of a substantial amount due to one of our vendors. Interest expense increased to $620,244 during the 12 months ended December 31, 2006 from $0 in 2005. The interest was directly associated with the interest-only loan for $4,750,000, related to the purchase of our new building. Other expenses increased to $58,931 in 2006 versus none in 2005.

Liquidity and Capital Resources

On December 31, 2006, we had a working capital of $49,801 and stockholders’ equity of $6,096,938 compared to a working capital deficit of $405,752 and stockholders’ equity of $610,392 on December 31, 2005.

On December 31, 2006, the Company had $64,867 in cash and $300,000 in restricted cash, total assets of $11,920,143 and total liabilities of $5,823,205, compared to $198,498 in cash and $300,000 in restricted cash, total assets of $1,446,212 and total liabilities of $793,395 on December 31, 2005.

We anticipate, based on currently proposed plans and assumptions relating to our operations, that our current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy our contemplated cash requirements for the next 12 months. Our contemplated cash requirements for 2007 and beyond will depend primarily upon the level of sales of our products, inventory levels, product development, sales and marketing expenditures and capital expenditures.

Management of the Company has undertaken steps as part of a plan with the goal of sustaining the Company operations for the next twelve months and beyond. These steps include: (a) attempting to raise additional capital and/or other forms of financing; (b) controlling overhead and operating expenses; and (c) continuing to increase the sales of its fuel reformulating product. There can be no assurance that any of these efforts will be successful.

Loan Facilities

On February 7, 2007, we entered into an equipment lease agreement with Mazuma Capital Corp. wherein the Company agreed to a 24-month sale and leaseback arrangement for up to $800,000 of its manufacturing equipment. The lease calls for a monthly payment based on a factor of .04125 times the average outstanding loan balance during the month. Through March 29, 2007, the company has placed property valued at $737,968 under this lease arrangement with Mazuma Capital Corp.

Inflation has not significantly impacted the Company’s operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

BUSINESS

Overview

The mission of Ethos Environmental is to be recognized as the industry standard for high quality, non-toxic cleaning and lubricating products that increase fuel mileage and reduce these ecologically damaging emissions from vehicles, and at a price everyone can afford. The goal of the company is to make the world a better place, “one gallon at a time”. According to the Environmental Protection Agency (EPA), “The burning of fuels releases carbon dioxide (CO2) into the atmosphere and contributes to climate change [Global Warming], but these emissions can be reduced by improving your car’s fuel efficiency.”

Air pollution caused by cars, trucks and other vehicles burning petroleum-based fuels is one of the most harmful and ubiquitous environmental problems. Furthermore, local accumulation in heavy traffic is the greatest source of community ambient exposure, largely because carbon monoxide is formed by incomplete combustion of carbon containing fuels. When blended with fuels, Ethos FR® products reduce the emissions of hydrocarbons, nitrogen oxides, carbon monoxide, particulate matter and other harmful compounds of combustion.

Ethos Environmental manufactures and distributes a unique line of fuel reformulators that contain a blend of low and high molecular weight esters. The product adds cleaning and lubrication qualities to any type of fuel or motor oil. The overall benefits are increased fuel mileage, reduced emissions and reduced maintenance costs as the product allows engines to perform cooler, smoother and with more vigor. The product is currently being distributed on six (6) continents with excellent results being related back to the company.

How does it work? Ethos FR® removes carbon deposits, one of the culprits that cause fuel to combust incompletely, resulting in wasted fuel that creates toxic emissions. The combination of cleaning and lubricating esters in Ethos FR® stabilize the fuel without changing its specifications. Moving parts function more smoothly with reduced heat and friction, requiring less maintenance. Horsepower returns closer to the manufacturer specifications.

Ethos fuel reformulating products increase fuel mileage and reduce emissions by burning fuel more completely. Exhaust is essentially unburned fuel - wasted fuel - so when that fuel is used more completely, the engine delivers better mileage from every tank. Efficient fuel use also improves engine performance, because a more complete combustion process obtains increased power from every engine revolution.

Diesel exhaust is a major contributor of particulate matter concentrations. Representing only 2 percent of the vehicles on the road, diesel powered vehicles generate more than half of the particulates and nearly a third of the nitrogen oxides in the air, according to a study by the California Air Resources Board. Air pollution monitoring efforts by the American Lung Association indicate that diesel accounts for 70% of the cancer risk. Furthermore, pioneers in the study of global warming factors have come to believe that particulate matter, such as that emitted by diesel engines, plays a far more critical role in the development of the “greenhouse effect” than previously suspected.

The primary task for the Company is to distinguish itself as an industry leader in the reduction of fuel costs and emission problems at a profit gain to the commercial user. Part of the challenge before us is to differentiate Ethos FR® from two types of products in this industry, additives - that are purported to increase fuel mileage and oxygenates - which are mandated to lower emissions. Both provide short-term benefits at the price of long-term engine or environmental problems.

Additives contain highly refined petrochemicals or compressed hydrocarbons that promise better fuel mileage and sometimes lower emissions, by “cleaning” the engine. Used mainly by individual consumers, they are expensive and commonly sold at the auto parts and retail stores. More than five thousand EPA-registered fuel additives compete in the retail market and although the EPA requires that such products be registered, that registration constitutes neither endorsement nor validation of the product’s claims.

Oxygenates, such as methyl tertiary butyl ether (MTBE) and Ethanol, are intended to lower emissions by adding oxygen to the fuel. Ethos FR® products actually complement federally mandated oxygenates by lowering emissions, but as mentioned earlier, Ethos FR® is not an oxygenate and cannot be used for the purpose of complying with current language federal legislation.

In contrast, Ethos FR® products have cleaning properties that contribute to the lubrication of the engine instead of destroying it. The ester-based formula dissolves the gums and residues and adds important lubrication that an engine needs. The engine stays clean and lubricated, allowing it to run smoothly and efficiently.

Both E85 and biodiesel, such as B5, are alternative measures currently being considered for use by the federal government. However, these alternative measures rely entirely on agricultural resources such as corn, barley, wheat and vegetable oils. Realistically, the agricultural sector of the economy cannot hope to produce sufficient quantities of these products to cause an appreciable effect on global warming. This is a problem not facing Ethos FR® as the product is readily available and continuously produced, and less expensive.

While the debate on emissions reduction solutions continues, Ethos Environmental is making a difference in cleaning the air today while reducing fuel costs to its customers. Hundreds of millions of miles of road tests with Ethos FR® have proven that commercial fleets on average increase fuel mileage between 7% and 19% and reduce emissions by more than 30%. Ethos FR® is non-toxic, non-hazardous and works with any fuel used in cars, trucks, buses, RV’s, ships, trains and generators.

The overall result is that Ethos FR® makes engines combust fuel more efficiently. When an engine uses each measure of fuel to the maximum degree possible, it has two very important benefits. It reduces fuel consumption and reduces non-combusted residues that an engine expels in the form of exhaust emissions such as hydrocarbons, nitrogen oxides, carbon monoxide, particulate matter and other harmful products of combustion. Unused fuel is saved in the fuel tank, waiting to be used efficiently by the engine, instead of exhausted in the form of toxic emissions. Ethos FR® reduces emissions without adding any of its own components to the exhaust since it is 99.99976% ash-less upon combustion, and free of carcinogenic compounds.

Ethos Environmental is also at the forefront in the development of new blending methods and is positioned to lead the industry with numerous new patents currently under development.

Our Corporate History

We were originally incorporated under the laws of the State of Idaho on January 19, 1926 under the name of Omo Mining and Leasing Corporation. The Company was renamed Omo Mines Corporation on January 19, 1929. The name was changed again on November 14, 1936 to Kaslo Mines Corporation and finally Victor Industries, Inc. on December 24, 1977.

As Victor Industries, Inc., the Company developed, manufactured, and marketed products related to the use of the mineral known as zeolite. Zeolites have the unique distinction of being nature's only negatively charged mineral. Zeolites are useful for metal and toxic chemical absorbents, water softeners, gas absorbents, radiation absorbents and soil and fertilizer amendments.

In November of 2006, and as part of a two-step reverse merger, the Company merged with and into Victor Nevada, Inc. a newly incorporated entity for the purpose of redomiciling under the laws of the State of Nevada. Concurrently therewith, we completed the merger transaction with Ethos Environmental, Inc., a privately held Nevada corporation “Ethos”). The Company was the surviving entity. To more adequately reflect the new direction of the Company the Company changed its name to Ethos Environmental, Inc. and adopted the business plan of Ethos.

The proposed merger was submitted to the shareholders of Victor Industries, Inc. pursuant to a Proxy Statement first filed with the Commission on March 25, 2006. As fully described in the Company’s Form 8-K filed on November 11, 2006 with the Commission, the shareholders of the Company and Ethos approved the merger, and the merger was legally effected on November 2, 2006.

Pursuant to the agreement of merger between the Company and Ethos,

•	The Company was the surviving corporation,
•
The Company acquired all issued and outstanding shares of Ethos in exchange for 17,718,187 shares of common stock of the Company. Shares of Company common stock, representing an estimated 97% of the total issued and outstanding shares of Company common stock, shall be issued to the Ethos stockholders,

•
The shareholders of Concierge received pro rata for their shares of common stock of Ethos, 17,718,187 shares of common stock of the Company in the merger, and all shares of capital stock of Ethos were cancelled,

•	The officers and directors of Ethos became the officers and directors of the Company,
•	The name of Victor Industries, Inc. was changed to “Ethos Environmental, Inc.”, and
•	Ethos requested a new symbol for trading on the Over the Counter Bulletin Board (“OTCBB”), which also reflects the reverse stock split of 1 for 1,200, the new symbol of the Company is “ETEV.”

Over the last decade, the unmatched value of Ethos FR® products has been proven through millions of miles of on-the-road testing. On average, customers have achieved a 7% to 19% increase in fuel mileage, and more than a 30% reduction in emissions.

Ethos seeks both a cleaner environment and economic success. As the name Ethos suggests, we are committed to the highest ethical standards - in the product that we sell, in the relationship with our clients, and in the conduct of our business. The Company’s approach is to sell Ethos FR®“one gallon at a time”, earning the trust and loyalty of each customer by providing products that perform as promised and make a positive difference in the world.

Product

Ethos manufactures a unique line of fuel reformulators that contain a blend of low and high molecular weight esters. Ethos FR® products add cleaning and lubricating qualities to any type of fuel or motor oil, allowing engines to perform cooler, smoother and with more vigor. The overall benefits are increased fuel mileage, reduced emissions, and reduced maintenance costs.

Ethos fuel reformulating products increase fuel mileage and reduce emissions by burning fuel more completely. Exhaust is essentially unburned fuel - wasted fuel - so when that fuel is used more completely, the engine delivers better mileage from every tank. Efficient fuel use also improves engine performance, because a more complete combustion process obtains increased power from every engine revolution.

Ethos FR® products reduce fuel emissions, benefiting the environment in two notable ways:

1.
The use of Ethos FR® products reduce engine exhaust emissions by 30% or more, including measurable reductions in the emission of hydrocarbons (HC), nitrogen oxides (Nox), and carbon monoxide (CO). All of these emissions are highly toxic and detrimental to the environment.

2.
Ethos FR® products reduce emissions of particulate matter, especially in diesel-powered engines. Diesel fuel is commonly dirty and maintaining a diesel engine in the prime condition necessary to reduce emissions is both expensive and time-consuming. As a result, diesel engines are a constant source of air contaminants. In most industrialized countries, including the U.S., diesel engines are one of the largest sources of air pollution. When Ethos FR® products are added to diesel fuel, the engine runs cleaner, smoother and cooler - significantly reducing sooty exhaust. Engines treated with Ethos FR® run with less friction, heat and noise. Fuel and lubricating systems, filters, tanks, and injectors last longer, reducing maintenance costs.

Ethos FR® products provide risk-free benefits with an economic gain to the client. Customers testify that they experience a monetary gain on fuel savings, and they say they experience an average improvement in mileage per gallon between 7% and 19% depending on the fuel (gasoline or diesel), the vehicle used, and the individual driver’s practices and driving traits.

Trademarks

We own the following trademark(s) used in this document (which is registered with the United States Patent and Trademark Office under Registration Number 3,015,561): Ethos FR®. Trademark rights are perpetual provided that we continue to keep the mark in use. We consider these marks, and the associated name recognition, to be valuable to our business.

Air Quality Standards

Ethos Environmental began the manufacturing and marketing of Ethos FR® products after ten years of successful product testing. During the early years, widespread public environmental concerns were only beginning to surface. Air quality standards were non-existent and fuel costs were low, making penetration of the market an uphill battle.

In recent years most of the improvements in air quality have come through advancements in engine technologies. Through catalytic converters and computer controlled air and fuel injection systems, engineers have designed cars that use fuel much more efficiently and pollute far less than ever before. But as new engine technologies have reached their limits, the government has turned its attention to the oil companies to produce cleaner-burning fuels.

The approach of Ethos Environmental is to sell Ethos FR®“one gallon at a time”, earning the respect and trust of each user. Over the past decade, the Ethos FR® product has gone though millions of miles in road tests, and test after test has demonstrated the ability of Ethos FR® to significantly reduce emissions while improving gas mileage. Now, at a time of skyrocketing fuel costs, the value of Ethos FR® is paying off for a long list of domestic customers and a growing contingent of international clients.

Market Research

Air pollution caused by cars, trucks and other vehicles burning petroleum-based fuels is one of the most harmful and ubiquitous environmental problems. Furthermore, local accumulation in heavy traffic is the greatest source of community ambient exposure, largely because carbon monoxide is formed by incomplete combustion of carbon containing fuels.

Diesel exhaust is a major contributor of particulate matter concentrations. Representing only 2 percent of the vehicles on the road, diesel powered vehicles generate more than half of the particulates and nearly a third of the nitrogen oxides in the air, according to a study by the California Air Resources Board. Air pollution monitoring efforts by the American Lung Association indicate that diesel accounts for 70% of the cancer risk. Furthermore, pioneers in the study of global warming factors have come to believe that particulate matter, such as that emitted by diesel engines, plays a far more critical role in the development of the “greenhouse effect” than previously suspected.

To combat this problem the U.S. Environmental Protection Agency developed a two-step plan to significantly reduce pollution from new diesel engines. (New Emission Standards for Heavy-Duty Diesel Engines Used In Trucks and Buses) (October 1997, EPA 420-F-97-016). The first step set new emissions standards for diesel engines beginning in 2000. The second step sets even more stringent emission standards that will take effect in 2007, combined with mandated reductions in the sulfur levels of all diesel fuel.

When blended with fuels, Ethos FR® products reduce the emissions of hydrocarbons (HC), nitrogen oxides (Nox) carbon monoxide (CO), particulate matter (PM) and other harmful compounds of combustion. Given these conditions, the commercial fuels consumer market represents an important target for Ethos Environmental.

Competition

The primary task for the Company is to distinguish itself as an industry leader in the reduction of fuel costs and emission problems at a profit gain to the commercial user. Part of the challenge before us is to differentiate Ethos FR® from two types of products in this industry, additives - that are purported to increase fuel mileage and oxygenates - which are mandated to lower emissions. Both provide short-term benefits at the price of long-term engine or environmental problems.

Additives contain highly refined petrochemicals or compressed hydrocarbons that promise better fuel mileage and sometimes lower emissions, by “cleaning” the engine. Used mainly by individual consumers, they are expensive and commonly sold at the auto parts and retail stores. More than five thousand EPA-registered fuel additives compete in the retail market and although the EPA requires that such products be registered, that registration constitutes neither endorsement nor validation of the product’s claims.

Oxygenates, such as methyl tertiary butyl ether (MTBE) and Ethanol, are intended to lower emissions by adding oxygen to the fuel. Ethos FR® products actually complement federally mandated oxygenates by lowering emissions, but as mentioned earlier, Ethos FR® is not an oxygenate and cannot be used for the purpose of complying with current language federal legislation.

In contrast, Ethos FR® products have cleaning properties that contribute to the lubrication of the engine instead of destroying it. The ester-based formula dissolves the gums and residues and adds important lubrication that an engine needs. The engine stays clean and lubricated, allowing it to run smoothly and efficiently.

Marketing Strategy

Ethos FR® products are ideally positioned to capitalize on increasing fuel prices and regulatory pressure to tighten emissions standards. Fuel is a significant operating cost for companies that use cars, trucks or vessel fleets in their daily business, especially where competitive markets make it difficult to pass along fuel increases. Every hike in the price of fuel hurts the profitability of that company. For these businesses, obtaining better mileage offers a crucial competitive edge, and the goal of Ethos Environmental is to help them maximize their fuel use and maintain profitability.

From its earliest days, Ethos has focused on the product demonstration as the most effective means of introducing Ethos FR® to potential users. During this demonstration phase, Ethos supplies product to treat a sample of the fleet at no cost to the client. It is vital that the customer understand and prove the effectiveness of Ethos FR® in their fleets. This demonstration phase will last as long as necessary to quantify the value and projected savings possible once the entire fleet is treated.

Through this demonstration process, we prove to each customer that they can realize the benefits of reduced emissions, smoother-running vehicles and lower maintenance costs at virtually no risk, because the reduction in fuel usage will more than cover the expense of using Ethos FR®. In fact, the addition of Ethos FR® will result in fuel savings beyond the cost of treatment, resulting in monetary gain to the user.

Commercial fleets vary in size from a few to thousands of vehicles. Such fleets generally produce immediate sales results because administrative requirements are minimal and the product demonstration phase is brief. Typically, a sample of the fleet is treated and the potential customer is quickly able to quantify the value and project the savings that the use of Ethos FR® will produce. Usually a fleet’s oldest and dirtiest vehicles, or vehicles out of warranty, are included in the demonstration. Such vehicles amplify the effectiveness of the products and help to ease any initial client objections regarding manufacturer warranties. Once the demonstration is underway, Ethos FR® products sell themselves, increasing fuel mileage between 7% and 19% and reducing emissions by more than 30%. Once the effectiveness of the product has been established, a conscientious customer-service program ensures continued use.

The Ethos Environmental strategy has been to approach each market from the perspective of the customer’s strongest motivation, whether to reduce fuel costs or reduce engine emissions. From a marketing standpoint, it is most cost-effective for Ethos Environmental to focus on commercial fuel users that keep track of maintenance and operating expenses. These consumers are more sensitive to pressures from rising fuel costs and more concerned about meeting emissions standards.

Rising fuel costs will always be a marketing advantage for Ethos. Higher fuel prices decrease the cost to treat each gallon of fuel; resulting in even greater savings to Ethos clients. The Company’s marketing strategy strengthens as the price of fuel increases. Even where cost savings are a client’s primary motivator, the use of Ethos FR® identifies the user as an environmentally conscientious business. It also creates goodwill within the community through the reduction of unhealthful and unsightly exhaust emissions.

Target Markets

Domestic

According to the American Petroleum Institute, the United States fuels consumer market is comprised of the following segments: retail consumer 27%, government agencies 16%, ground fleets 14%, industrial users 10%, aircraft 9%, maritime 6%, miscellaneous 4%.

The Company’s typical customers use cars, trucks or vessels in their day-to-day operations. Fuel is a significant operating cost, and consequently these fleets are particularly sensitive to fuel price fluctuations and strict emissions standards. The ideal clients are those with fleet managers and are conscientious about keeping track of operating expenses. They understand that every hike in fuel price hurts their profitability, this being a critical factor wherever competitive markets make it difficult to pass on the price increases to their clients. Making it critical for businesses to obtain better mileage as a competitive advantage.

Maritime and government agencies are desirable for their large fuel volume use and industry credibility. They offer the Company medium to long-term sales, since the process requires a longer lead-time to close. The product demonstration phase and administrative requirements are generally more complex, particularly with large government institutions. At the same time, they offer large volume sales and a continual source of staged orders that promote production stability.

Marine vessels run on bunker fuel that is less refined than diesel. A mid-size ship will use more than half a ton per hour of operation, or 125 gallons of fuel per hour. For example, a mid-size vessel running on bunker on a typical trip to Japan from Los Angeles will require a half a ton per hour, or 180 tons. This represents a total of 45,000 gallons of fuel that requires 4,500 oz. (35 gallons) of Ethos FR®. This vessel would use approximately one drum (55gals.) of Ethos FR® per month. Accordingly, maritime customers represent a large and solid client base.

Like the United States, countries all around the world are endeavoring to deal with the high costs of petroleum products and the detrimental effects of those products on the environment. The Company has found broad and enthusiastic acceptance of its Ethos FR® products globally. During the past three years, the Company has opened markets in Asia, Latin America, Canada, Australia, Africa and Europe, often dealing directly with government entities that possess the power to implement widespread use of Ethos FR® - whether in citywide public transportation systems or countrywide fuel distribution structures.

As with our domestic client base, international customers of Ethos FR® appreciate the benefits of improved mileage and reduced emissions. And in countries that lack the regulatory structures necessary to control vehicle emissions and fuel efficiency, the benefits of Ethos FR® are even more pronounced.

Customers

We have a very diversified customer list. Although we have many customers utilizing products, the broadly diversified base means there is no significant concentration in any industry. We derive revenue from our customers as discussed in Note 1, "Organization and Significant Accounting Policies: Revenue Recognition" of the consolidated financial statements. Two customers accounted for 88% of our revenues for the fiscal year ended December 31, 2006. One customer accounted for 40% and the second customer accounted for 48%. One of these customers accounted for 62% of our accounts receivable at December 31, 2006.

Supply Arrangements

We presently obtain our raw materials on an exclusive basis from five (5) suppliers. However, these arrangements are not governed by any formal written contract. Accordingly, either party can terminate the arrangement at any time, including the exclusivity aspect of the arrangement. If these suppliers are not able to provide us with sufficient quantities of the product, or choose not to provide the product at all (for any reason), or if exclusivity is lost, business and planned operations could be adversely affected. Although management has identified alternate suppliers of the products, no assurance can be given that the replacement products will be comparable in quality to the product presently supplied to us by these companies, or that, if comparable, that it can be acquired under acceptable terms and conditions.

Revenue and Fixed Assets

Most of our revenue is generated in the United States through our San Diego, California office, and all of our fixed assets are located in the San Diego, California office.

Vendors

We maintain strong relationships with all of our vendors. We are not dependent upon any one vendor for our business.

Governmental Regulation

In the United States, fuel and fuel additives are registered and regulated pursuant to Section 211 of the Clean Air Act. 40 CFR Part 79 and 80 specifically relates to the registration of fuels and fuel additives. Typically, there are registration and regulation requirements for fuel additives in each country in which they are sold. In accordance with the Clean Air Act regulations at 40 CFR 79, manufacturers (including importers) of gasoline, diesel fuel and additives for gasoline or diesel fuel, are required to have their products registered by the EPA prior to their introduction into commerce.

However, EPA registered additives are derived from petroleum while Ethos FR® is a reformulator. Even though you “add it” to the fuel, Ethos FR® is not derived from petroleum and is non-toxic and non-hazardous and therefore not subject to governmental regulations. There could be unforeseen future changes to the registration requirements under the Clean Air Act and Ethos FR® may have to seek registration under such new requirements. In addition, we currently sell our product outside of the United States and intend to further expand our sales efforts internationally. We may need to seek registration in other countries for the Ethos FR® product.

At this time the Company is not aware of any present or pending rules or regulations that would require the Company to seek registration of the Ethos FR® product either domestically or internationally.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended December 31, 2006 and 2005 amounted to $112,051 and $132,404, respectively. All of these costs are borne by the Company.

Employees

As of June 11, 2007, we had 25 full-time and 10 part-time employees.

Property

We are located at 6800 Gateway Park Drive, San Diego, CA 92154. We own, approximately 70,000 square feet of industrial space and manufacturing space. We purchased our current facility in 2006. It is our belief that the space is more than adequate for our immediate and future needs. The company is also still obligated to a long-term lease at its prior facility. Please see Note 5. “Operating Leases” in the consolidated Audited financial statements for the year ended December 31, 2006.

Legal Proceedings

From time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

MANAGEMENT

Directors & Executive Officers

Set forth below is certain information concerning each of the directors and executive officers of the Company as of June 11, 2007:

NAME	AGE	POSITIONS	With Company Since

Enrique de Vilmorin		President, CEO, & Director	November 1, 2006
Luis Willars		Director	November 1, 2006
Jose Manuel Escobedo		Secretary & Director	November 1, 2006
Thomas Maher		CFO	December 1, 2007

Enrique de Vilmorin

Mr. de Vilmorin has more than 25 years experience in multi-national corporations. His areas of expertise include finance, management and manufacturing. His hands-on approach makes him as comfortable with clients as he is in the warehouse or in the boardroom. His background includes work with Intel, IBM, First Union Bank, and the World Bank Group and a Masters Degree in Economics from the University of Southern California.

Jose Manuel Escobedo

Mr. Escobedo brings to the Company more than 30 years of entrepreneurial experience and an MBA from IPADE. Mr. Escobedo has owned and managed businesses within the oil and fuels industry. He is a director of the Company.

Luis Willars

Mr. Willars, an Economist with more than 30 years experience in government and private sector corporations, adds strong knowledge in corporate finance and administration. Mr. Willars holds a Masters Degree in Economics from IETSM. He is responsible for Ethos Environmental’s worldwide Strategic Planning and Finance.

Thomas W. Maher

Mr. Maher brings to the company over 20 years of senior financial management experience. Over this period, he has served as Chief Financial Officer for both privately held and publicly reporting corporations. Over the past 10 years he has served as a Chief Financial Officer of a publicly traded international sign manufacturing company, Luminart Corp., and as a Chief Financial Officer of a commercial construction general contracting firm RC Vannatta Inc. Mr. Maher has a MBA degree in Finance and Economics from the University of Detroit.

Audit Committee

The Company does not presently have an Audit Committee and the full Board acts in such capacity for the immediate future due to the limited size of the Board, which consists of three members.

However, the Company expects to have an Audit Committee formed prior to June 30, 2007.

Compensation Committee

The Company does not have a Compensation Committee and the full Board acts in such capacity for the immediate future due to the limited size of the Board, which consists of three members.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity for the immediate future due to the limited size of the Board, which consists of three members.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2006 and during 2007 to date, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of our officers, directors and employees.

Executive Compensation

Summary Compensation Table

The following table sets forth the overall compensation earned over each of the past two fiscal years ending December 31, 2006 by (1) each person who served as the principal executive officer of the Company during fiscal year 2006; (2) the Company’s most highly compensated executive officers as of December 31, 2006 with compensation during fiscal year 2006 of $100,000 or more; and (3) those individuals, if any, who would have otherwise been in included in section (2) above but for the fact that they were not serving as an executive of the Company as of December 31, 2006.

The following executive compensation was paid during 2005 or 2006, if any.

Salary Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation Compensation ($) (2)(3)	Total ($)
Enrique de Vilmorin - CEO & President	2006	$344,325	$—	875,000	—	—	—	—		$1,219,325
	2005	$--	$—	—	—	—	—	—	$
Thomas W. Maher - CFO	2006	$--	--	--	--	--	--	--	$

There were no stock options granted or exercised by the named executive directors in 2006.

GRANTS OF PLAN BASED AWARDS

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Payouts Under Equity Incentive Plan Awards
Name		Grant Date		Threshold ($)		Target ($)		Maximum ($)		Threshold (#)		Target (#)		Maximum (#)		All Other Stock Awards; Number of Shares of Stock or Units (#)		All Other Option Awards; Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	--	-	-	-	-	-	-

There were no other stock based awards under the Stock Incentive Plan in 2006 to the Named Executive Officers.

Executive Officer Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information concerning any common share purchase options, stock awards or equity incentive plan awards held by each of our named executive officers that were outstanding as of December 31, 2006.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Enrique de Vilmorin CEO & President	—	—	—	$—	—	—	—	—	—
Thomas Maher CFO	—	—	—	$—	—	—	—	—	—

Option Exercises And Stock Vested

There were no options exercised or stock vested during the year ended December 31, 2006.

Pension Benefits And Nonqualified Deferred Compensation

The Company does not maintain any qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

Employment Agreements

On December 4, 2006, Ethos Environmental, Inc. (the “Company”) entered into an employment agreement (the “Maher Agreement”) with Thomas W. Maher defining the terms of his employment with the Company as Chief Financial Officer, effective December 1, 2006 (the “Effective Date”). The initial term of Mr. Maher’s employment under the Maher Agreement is through December 1, 2007 (unless earlier terminated in accordance with the terms of the Maher Agreement), with automatic one-year renewals for each of the successive two years following the Effective Date.

The Company has no other written employment agreements with any of its named executive officers or directors.

DIRECTOR COMPENSATION

Stock Options

The Company does not currently have a fixed stock option plan that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees and non-employees.

Cash Compensation

Directors receive no cash compensation for services rendered.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of June 11, 2007, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of June 11, 2007, the Company had 23,809,187 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Enrique de Vilmorin	10,500,000	44%	44%	President, CEO & Director
Luis Willars	0	0%	0%	Director
Jose Manuel Escobedo	250,000	1%	1%	Secretary & Director
Thomas Maher	100,000	0%	0%	CFO
Directors and Executive Officers as a Group (4 persons)	10,850,000	45%	45%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

Changes in Control

We know of no plans or arrangements that will result in a change of control at our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of the date of this prospectus, other than the transaction described below, there are no material agreements or proposed transactions, whether direct or indirect, with any of the following:

• our Directors or Executive Officers;
• any nominee for election as a Director;
• any principal security holder identified in the preceding “Security Ownership of Management and Certain Security Holders” section; or
• any relative or spouse, or relative of such spouse, of the above referenced persons.

During 2006, there was one Loan Payable to the President of the Company in the amount of $50,000. The loan has no stated repayment terms, is due on demand, is unsecured and does not bear interest.

DESCRIPTION OF SECURITIES

Common Stock

As of June 11, 2007, one billion (1,000,000,000) shares of Common Stock, par value $.0001 per share, are authorized, of which 23,809,187 shares are issued and outstanding.

All shares of Ethos Environmental, Inc., Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to:

(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and

(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.

Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Other Securities

No warrants, options, or debt securities have been issued as of the date hereof. No holder of any class of stock has any preemptive right to subscribe for or purchase any kind or class of our securities.

Articles of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws may provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if, before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws may provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

We had outstanding 23,809,187 shares of Common Stock as of the date of this prospectus. All 8,724,788 shares registered pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

(1) 1% of the number of shares of our Common Stock then outstanding; or

(2) the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Future sales of substantial amounts of our Common Stock in the public market following the Offering, or the possibility of these sales occurring, could affect prevailing market prices for our Common Stock or could impair our ability to raise capital through an offering of equity securities.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the maximum number of shares of Common Stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of June 11, 2007. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Common Stock being registered.

For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares. The “Number of Shares Beneficially Owned After Offering” column assumes the sale of all shares offered.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the Registration Statement, which includes this prospectus.

The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time.  However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus.

None of the selling stockholders has had, within the past three years, any position, office, or other material relationship with us.  None of the selling stockholders is a member of the National Association of Securities Dealers, Inc. or an affiliate of such a member.

Selling Stockholder (2) (3) (4)	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Common Stock registered in this Offering	Number of Shares Beneficially Owned After Offering
DADS PROJECT LLC	470,000	470,000	0
ZOE GROUP INC	386,275	386,275	0
THE MEANING OF LIFE CENTER	377,667	377,667	0
SCOTTTRADE INC. (3)	295,600	295,600	0
SUSAN DE VILMORIN	250,240	250,240	0
WILBUR LUSK	250,000	250,000	0
JARATPONG (ANDY PORNPRINYA) PORNPRINYA	250,000	250,000	0
DICK F CHASE	205,000	205,000	0
CYNTHIA M SMITH	200,000	200,000	0

ROBERT J WINTERS	169,000	169,000	0
MARGARET L JACKSON	150,000	150,000	0
PAUL J RANGEL	44,000	44,000	0
RICHARD R NORMAND JR	132,250	132,250	0
NATIONAL FINANCIAL SERVICES LLC (3)	130,500	130,500	0
SHUVA YISRAEL	122,285	122,285	0
INTERNATIONAL GLOBAL OUTREACH	122,136	122,136	0
YASMINE E RANGEL	16,000	16,000	0
ANDREW G CHASE	105,000	105,000	0
NEIL R MOHR	100,000	100,000	0
FIRST CLEARING LLC (3)	98,360	98,360	0
HANS HARTJENS	95,400	95,400	0
MARK N CHASE	95,000	95,000	0
SCOTT T CHASE	95,000	95,000	0
JAMES R RICHARDS	85,450	85,450	0
THOMAS B ISRAEL & ELIZABETH A ISRAEL	85,000	85,000	0
STEVE MIESEN & MARY E MIESEN	83,750	83,750	0
WILLIAM SAWAYA & RANDA SAWAYA	83,750	83,750	0
JERRY A SCHNITZIUS & PHYLLIS A SCHNITZIUS	75,000	75,000	0
COUNTRY QUALITY HOMES LLC	68,250	68,250	0
BRUCE HALVAX & MONICA HALVAX LIMITED PARTNERSHIP	62,500	62,500	0
EXOUSIA MINISTRIES INC	60,500	60,500	0
KARIM AL LOHAIDAN	60,000	60,000	0
JEREMY CARSON	60,000	60,000	0
PENSON FINANCIAL SERVICES INC (3)	60,000	60,000	0
MARK A WIMBERLY	60,000	60,000	0
DONALD E SEARS	59,875	59,875	0
DON JUSTICE	57,571	57,571	0
EDWARD A CHUNGLO TTEE THE EDWARD A CHUNGLO REVOCABLE TRUST DTD 4-15-05	57,000	57,000	0
RBC DOMINION SECURITIES INC (3)	55,000	55,000	0

JOHN KING HOWELL III	54,285	54,285	0
ROBERT AMBROSO	52,400	52,400	0
RED ROCK DIVERSIFIED LLC	50,000	50,000	0
WILLIAM R SCHANTZ	47,000	47,000	0
EOIN B GILLER	45,956	45,956	0
JEANETTE L TANSKI	45,000	45,000	0
PATRICK GLENNON	44,000	44,000	0
BRIAN C INMAN	40,400	40,400	0
MCBRIDE MUSICAL MINISTRIES	40,000	40,000	0
EDWARD JONES	39,750	39,750	0
INDER BAGAI	39,665	39,665	0
REBEKAH GLENNON	39,600	39,600	0
KARLENE SOEHN	38,000	38,000	0
JAMES T AMBROSO & KELLI AMBROSO JT TEN	35,000	35,000	0
JOAN P SMITH TTEE OF THE JOAN P SMITH REVOCABLE LIVING TRUST DTD 12/7/1998	35,000	35,000	0
KELTIC MARINERS FELLOWSHIP	34,513	34,513	0
JOEL SAUCEDA	34,000	34,000	0
PEARSON 1991 REVOCABLE LIVING TRUST	33,000	33,000	0
VITO SANTORO & ELLEN SANTORO	33,000	33,000	0
MORGAN STANLEY DW INC (3)	31,050	31,050	0
EAGLE CREST UNLIMITED	30,700	30,700	0
DICK F CHASE JR	30,000	30,000	0
GARY L SHEPPARD	30,000	30,000	0
VINCENT J TREOLA JR	30,000	30,000	0
LORRAINE WINTERS	30,000	30,000	0
ROSA RANGEL	28,000	28,000	0
PRESTON A SCOTT	27,500	27,500	0
FRANK K DONATELLI	26,000	26,000	0
JAMES F MUSTOE	25,380	25,380	0
KELLI AMBROSO	25,000	25,000	0
MOHAN BARAICH	25,000	25,000	0
SOHAN BARAICH & SARVJIT BARAICH	25,000	25,000	0

KULWANT GILL & KULDIP GILL	25,000	25,000	0
MICHAEL MANSFIELD	25,000	25,000	0
KEITH S ROBINSON	25,000	25,000	0
TARA SINGH	25,000	25,000	0
SUZANNE L TOMPKINS	25,000	25,000	0
TUAN NGUYEN	24,300	24,300	0
ALDA FE V LIBBY	24,000	24,000	0
SARAH J RANGEL	24,000	24,000	0
JOEL A WOLENSKY & YOLANDA A WOLENSKY	23,000	23,000	0
KPK OPTIONS UNLIMITED LLC	22,000	22,000	0
HARVEY M LIFSEY	22,000	22,000	0
JAMISON GLENNON	21,600	21,600	0
WILLIAM D GREENMAN	20,700	20,700	0
GEORGE BELL & KATHERINE BELL	20,000	20,000	0
ROBERT L BOLAND	20,000	20,000	0
GENESIS GLASS & MIRROR INC	20,000	20,000	0
GREG A HOLMAN	20,000	20,000	0
ROBERT G MALLERY	20,000	20,000	0
JOHN QUINN	20,000	20,000	0
SCHMIDT FAMILY TRUST U/D/T 3-25-98	20,000	20,000	0
REBECCA SPRINGSGUTH & CODY SPRINGSGUTH	20,000	20,000	0
OSHEENA E TAYAL	20,000	20,000	0
TONY J DE PAOLI & LENNI K DE PAOLI JTWROS	19,500	19,500	0
IJEN CHANG	18,900	18,900	0
HARJINDER BRAICH	18,750	18,750	0
JOSEPH MARTIN FALASCO	18,708	18,708	0
MIGUEL GALLIMORE	18,409	18,409	0
UNIVERSAL FREIGHT HANDLERS LTD	18,409	18,409	0
MARYBETH BARRETT	18,000	18,000	0
GIL KAPLAN & BRENDA KAPLAN	17,500	17,500	0
TERESA H KOLL	17,500	17,500	0
THOMAS E UTTERBACK	17,500	17,500	0

SINGULAR ENTERPRISES LLC	16,667	16,667	0
MARY BIENKOWSKI	15,525	15,525	0
ADLER FAMILY PARTNERS	15,000	15,000	0
RONALD W BANNISTER & ROBERTA J BANNISTER	15,000	15,000	0
STEVE LEE	15,000	15,000	0
ESTELLE MCADAMS	15,000	15,000	0
STEVEN G OSCHMANN	15,000	15,000	0
JAMES PLAGINOS	14,500	14,500	0
SHARON L KEHLER	13,750	13,750	0
TONY HERRERA	13,500	13,500	0
RICHARD H HILL & OANH N HILL	13,500	13,500	0
DAVID NGUYEN	13,500	13,500	0
GEORGE NUA & CAROL NUA	13,500	13,500	0
CYNDI'S FIVE STAR MASSAGE THERAPIES	12,500	12,500	0
PETER J DEMOLDER	12,500	12,500	0
GUNDYCO	12,500	12,500	0
ROBERT HUTZLER	12,500	12,500	0
DALE KLINGENSMITH & DIANE KLINGENSMITH	12,500	12,500	0
PRESTON SCOTT & SUSAN SCOTT	12,500	12,500	0
TAX FREE STRATEGIES LLC FBO WESLEY BREWER	12,500	12,500	0
NAVALJEET WARAICH & AMARJIT WARAICH	12,500	12,500	0
MARCELLA ROSE DONATELLI	12,000	12,000	0
MARY ALEXANDRA DONATELLI	12,000	12,000	0
FRANK K DONATELLI JR	12,000	12,000	0
THOMAS B HAZARD	12,000	12,000	0
MIKE MATHIAS & NAOMI H MATHIAS	12,000	12,000	0
JAMES H TAYLOR	12,000	12,000	0
DOMENIC J COLLELUORI JR	11,600	11,600	0
DONALD MARK JUSTICE	11,428	11,428	0
KENNETH D VAUGHN & ANDREA M VAUGHN JT WROS	11,250	11,250	0
CHARLES E HAYES	11,068	11,068	0

ASKANDERBEG TRUST	11,000	11,000	0
MICHAL LUSK	11,000	11,000	0
JASPER PEAK LLC	10,125	10,125	0
DAN ADKINSON	10,000	10,000	0
ROBERT S ANTHONY	10,000	10,000	0
NANCY ASIDO	10,000	10,000	0
DAN ATKINSON	10,000	10,000	0
TIMMY BELL & JANE BELL	10,000	10,000	0
BENJAMIN J BOSS & AMY J BOSS JTWROS	10,000	10,000	0
BROOKSIDE MANAGEMENT GROUP INC	10,000	10,000	0
JOSEPH BUSCAGLIO	10,000	10,000	0
DONALD LEWIS CORN JR	10,000	10,000	0
VOLKER DEMPLE & SUSANN DEMPLE	10,000	10,000	0
HAROLD DIAZ	10,000	10,000	0
JAMISON J GLENNON	10,000	10,000	0
ERIC L HOLMAN	10,000	10,000	0
BENJAMIN JONES	10,000	10,000	0
SUSAN KERTSCHER	10,000	10,000	0
DAVID M LUSK	10,000	10,000	0
KENDALL LUSK	10,000	10,000	0
SCOTT D MCCLURE	10,000	10,000	0
JOHN MUSTIAN	10,000	10,000	0
CHARLES W OSCHMANN	10,000	10,000	0
JACK OTTERSON	10,000	10,000	0
JERRY A SCHNITZIUS	10,000	10,000	0
ROBERT SHORT & ROSA SHORT	10,000	10,000	0
MIKE SPENCER	10,000	10,000	0
TIM THOMPSON & KARI THOMPSON	10,000	10,000	0
ILUMINADA A TORRICES	10,000	10,000	0
TONI TREOLA	10,000	10,000	0
USA E LLC	10,000	10,000	0
RENATO C YANGA & NELIA B YANGA JT TEN	10,000	10,000	0

XL INC	9,800	9,800	0
MARTY R DE PAOLI	9,750	9,750	0
BRAD HARRIS	9,500	9,500	0
THEODORE C HERRERA	9,500	9,500	0
CARL GARITSON & PATRICIA GARITSON	9,222	9,222	0
MARIO SALERNO	9,100	9,100	0
STEPHEN CHUNGLO & ANGELA CHUNGLO	9,000	9,000	0
DELANO HADARLY & MELANIE HADARLY	9,000	9,000	0
DEBORAH AMBROSO	8,750	8,750	0
ROBERT WALDROP	8,334	8,334	0
RONALD H SCHNITZIUS	8,250	8,250	0
RICHARD CAHILL	8,000	8,000	0
GREGORY COX	8,000	8,000	0
ALAN M DEITCH & MICHELLE DEITCH	8,000	8,000	0
JON THOMPSON	8,000	8,000	0
PERSHING LLC	7,600	7,600	0
THE AMBROSO/GILDEN IRREVOCABLE SPECIAL NEEDS TRUST	7,500	7,500	0
DAVID BOWEN & CINDY BOWEN	7,500	7,500	0
CAPE BRETON ISLAND SOCIETY	7,500	7,500	0
DARYL D FRANCE & LYNN M FRANCE	7,500	7,500	0
STAN GILDEN & KATHY GILDEN	7,500	7,500	0
JAISON KLINGENSMITH & BETH KLINGENSMITH	7,500	7,500	0
RICHARD C MEALEY JR	7,500	7,500	0
GEORGE MOHR	7,500	7,500	0
HEIL RICKETTS	7,500	7,500	0
WELLS FARGO INVESTMENTS LLC (3)	7,500	7,500	0
KENNETH J WINTERS	7,400	7,400	0
DAVID HAYS & GLORIA HAYS	7,000	7,000	0
MICHAEL KILLEBREW	7,000	7,000	0
RICHARD J KRAEMER & REBECCA M KRAEMER	7,000	7,000	0

RICHARD J KRAEMER & REBECCA M KRAEMER	7,000	7,000	0
AURELIUS CONSULTING GROUP INC (4)	6,750	6,750	0
MALCOLM PETERS	6,600	6,600	0
SCOTT BERTONI & ERIN BERTONI	6,480	6,480	0
DAVID HERZOG & STEPHANIE HERZOG	6,222	6,222	0
NATIONAL INVESTOR SERVICES (3)	6,050	6,050	0
MARK AMBROSO	6,000	6,000	0
GERMAN FERNANDEZ	6,000	6,000	0
CAROLYN A IVERSEN	6,000	6,000	0
CONNIE MOSS	6,000	6,000	0
JEFFREY MOYERS	6,000	6,000	0
PEGGY PANGBURN	6,000	6,000	0
ALAN RIDLEY	6,000	6,000	0
ADAM RUBENSTEIN	6,000	6,000	0
ANTHONY SALERNO	6,000	6,000	0
BALBIR SUBH & KATRINA SUBH	6,000	6,000	0
MONICA WREN	6,000	6,000	0
SHALOM MINISTRIES	5,965	5,965	0
GOODWILL PHILANTHROPIC SOCIETY	5,875	5,875	0
MICHAEL VELIE & DIANA VELIE	5,760	5,760	0
DAVID J GARLAND	5,500	5,500	0
DEBORAH THOMAS	5,400	5,400	0
JOSEPH M FALASCO	5,370	5,370	0
BRIAN CARTER	5,062	5,062	0
JILL ADLER	5,000	5,000	0
MATTHEW AMBROSO	5,000	5,000	0
MELYNDA AMBROSO	5,000	5,000	0
MICHAEL AMBROSO	5,000	5,000	0
AMERICA PRESENTS MINISTRIES	5,000	5,000	0
BRIAN GRANT BEARD	5,000	5,000	0
JOHN R BOSS & JULIE P BOSS	5,000	5,000	0
NICHOLAS J BOSS	5,000	5,000	0
WESLEY BREWER & MAUREEN BREWER	5,000	5,000	0

JEFFREY S BROWN & KELLIE R BROWN	5,000	5,000	0
DANIEL J BUEHRENS	5,000	5,000	0
CIRILO CALINGO	5,000	5,000	0
COTTONWOOD FINANCIAL LLC (3)	5,000	5,000	0
CTW FINANCIAL GROUP INC (3)	5,000	5,000	0
PETER HAROLDSON & MARGARET HAROLDSON	5,000	5,000	0
INTELLIGENCE GROUP INTERNATIONAL	5,000	5,000	0
IWKJBL ENTERPRISES LLC	5,000	5,000	0
CRAIG JENSEN	5,000	5,000	0
DENNIS KNIGHT & SHANNON L KNIGHT	5,000	5,000	0
DEBBIE LOPEZ	5,000	5,000	0
ROBERT MAUGHAN & LAURI MAUGHAN	5,000	5,000	0
TIM W MURPHY	5,000	5,000	0
DAVID NARANJO JR & DIANE LYNN NARANJO	5,000	5,000	0
ERNEST C NICHOLS III	5,000	5,000	0
DEBORAH J PEDRON	5,000	5,000	0
JEFF PERYSIAN	5,000	5,000	0
SHEILA Q PITTS TTEE SHEILA Q PITTS FAMILY TRUST UAD 7-15-96	5,000	5,000	0
GREG RIVERA	5,000	5,000	0
ANDREA SANTACRUZ	5,000	5,000	0
CRAIG STOLLER	5,000	5,000	0
TODD STOLLER	5,000	5,000	0
GERALD D STRANG	5,000	5,000	0
WALTER SWANCY	5,000	5,000	0
DERRICK TADLOCK	5,000	5,000	0
WEDBUSH MORGAN SECURITIES (3)	5,000	5,000	0
FRANK ZEBELL & KASS ZEBELL	5,000	5,000	0
JEFFREY W HARRIS	4,500	4,500	0
ROBERT C HERRERA & DONNIA HERRERA	4,500	4,500	0
THOMAS T HERRERA & MARCELLE R HERRERA TEN COM	4,500	4,500	0

YEN NGUYEN	4,500	4,500	0
MICHAEL SCOTT	4,500	4,500	0
4E CORPORATE SERVICES	4,000	4,000	0
BARBARA BOYD	4,000	4,000	0
M PATRICIA CAHILL	4,000	4,000	0
IRENE ELIAS	4,000	4,000	0
DAVID I HAYS & GLORIA J HAYS	4,000	4,000	0
NIR LEIBOVICH	4,000	4,000	0
BENJY MACNAUGHTON & JESICA MACNAUGHTON	4,000	4,000	0
SHONNA D NOTEBOOM	4,000	4,000	0
PETER A PITCHER	4,000	4,000	0
JAMES WINTERS & WILMA WINTERS	4,000	4,000	0
KURT GRAF	3,750	3,750	0
DAVID HUBER	3,750	3,750	0
DAVID B HUBER	3,750	3,750	0
KENNETH SIFFRAR & KAREN SIFFRAR	3,750	3,750	0
DAN MOSS	3,666	3,666	0
JUAN PERSAUD	3,600	3,600	0
JON C UTTERBACK	3,400	3,400	0
DEFAYNE A SMITH	3,250	3,250	0
SUSAN SCOTT	3,200	3,200	0
SNEHLATA BAGAI	3,077	3,077	0
MARK GREER & JENNIFER GREER	3,025	3,025	0
SOPHIE ANN M AOKI	3,000	3,000	0
ELISABETH BJORKLUND	3,000	3,000	0
DEBORAH CAMPBELL	3,000	3,000	0
EDWARD D FICKESS	3,000	3,000	0
JOHN GREENMAN	3,000	3,000	0
SHANE DEE SCHRUM	3,000	3,000	0
THOMAS G UTTERBACK	3,000	3,000	0
CARLOS FAJARDO	2,700	2,700	0
SAM ROTMAN	2,700	2,700	0
WAYNE BARR	2,565	2,565	0

THOMAS BROWN & KATHY BROWN	2,500	2,500	0
WILLIAM K BUCK & ROBBIE BUCK	2,500	2,500	0
MARTY GOETZ & JENNIFER GOETZ	2,500	2,500	0
JOAN CATHERINE HALL	2,500	2,500	0
FRED D HAYS II	2,500	2,500	0
RACHEL HEINE	2,500	2,500	0
DON KOVELESKI & CHRISTINE KOVELESKI	2,500	2,500	0
MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED (3)	2,500	2,500	0
LOUIS P PATIERNO	2,500	2,500	0
DELIA PRICE	2,500	2,500	0
MICHAEL ROBISON & LINDA ROBISON	2,500	2,500	0
MICHAEL A ROBISON	2,500	2,500	0
HAROLD A ROSEWALL	2,500	2,500	0
RONALD STANLEY	2,500	2,500	0
MICHAEL STOUT	2,500	2,500	0
WALLACE THOMPSON	2,500	2,500	0
BRYAN R WHITE	2,500	2,500	0
RICHARD B YEAKEL	2,500	2,500	0
PD GOODWILL ADMINISTRATOR GOODWILL PHILANTHROPIC SOCIETY	2,400	2,400	0
KEN MCADAMS	2,200	2,200	0
TIMOTHY MCFARLAND	2,200	2,200	0
CHERYL CONGROVE	2,100	2,100	0
RICARDO H RANGEL	2,013	2,013	0
THE ACTS GROUP INTERNATIONAL	2,000	2,000	0
KENNETH ADLER C/F ALEXANDRIA ADLER UTMA TN	2,000	2,000	0
JOHN AMBROSO & THERESA AMBROSO	2,000	2,000	0
VARTAN AROYAN	2,000	2,000	0
RAJESH BHATIA	2,000	2,000	0
DAVID BOYD	2,000	2,000	0
BRIAN D BUCK	2,000	2,000	0
DARRELL G BUCK	2,000	2,000	0

ARTHUR A CANTU	2,000	2,000	0
HUBERT CARTER	2,000	2,000	0
JOHN DAL PEZZO	2,000	2,000	0
RANDY DALY	2,000	2,000	0
SUSINIA DIAZ	2,000	2,000	0
INGRID DIERKS	2,000	2,000	0
FRED ESPINOZA	2,000	2,000	0
DAVE FAZIO	2,000	2,000	0
MICHAEL S FICKESS	2,000	2,000	0
BENJAMIN GUERRERO & MARTHA GUERRERO	2,000	2,000	0
VIRGINIA HRUZA	2,000	2,000	0
IYSEAS B LEA	2,000	2,000	0
TIMOTHY MARQUART & LINDA MARQUART	2,000	2,000	0
ELIZABETH A MEYER	2,000	2,000	0
MARK H MILOCK	2,000	2,000	0
CROSS MOCERI & DOROTHY MOCERI	2,000	2,000	0
JOHN F PARKER & LYNN R PARKER	2,000	2,000	0
VICTOR J PAUL	2,000	2,000	0
ROGER L RICKER TTEE ROGER L RICKER TR REV DTD 10/26/99	2,000	2,000	0
CARRIE A SCHANTZ	2,000	2,000	0
MIRIAM I SCHANTZ	2,000	2,000	0
STEVEN SEYBOLD	2,000	2,000	0
KATHI SHORT	2,000	2,000	0
PATRICIA J STAERKER	2,000	2,000	0
CINDY J STEGLE	2,000	2,000	0
GARY STUELAND	2,000	2,000	0
RANDAL L STUMP	2,000	2,000	0
SANDRA E TAYLOR	2,000	2,000	0
LANORA VANARSDALL	2,000	2,000	0
PAUL H WEIBLING	2,000	2,000	0
JOEL WOLENSKY & YOLANDA WOLENSKY	2,000	2,000	0
OANH N HILL	1,800	1,800	0

PATRICIA A JONES	1,800	1,800	0
JOE KRELIC SR	1,800	1,800	0
MARY E METZGER	1,800	1,800	0
ANJELINA C MORE	1,800	1,800	0
SETAITA K OLIVE	1,800	1,800	0
SHARON M SIEMERS	1,800	1,800	0
EVELYN CAMPBELL	1,700	1,700	0
ROBERT A BOYD	1,500	1,500	0
LESLIE GRIDER	1,500	1,500	0
RALPH GRIDER	1,500	1,500	0
THERESA KOLL	1,500	1,500	0
DIANA LIMBACH	1,500	1,500	0
PHILIP MARQUIS	1,500	1,500	0
NIKI PARKS	1,500	1,500	0
NIKI PARKS	1,500	1,500	0
KENNETH E PINK	1,500	1,500	0
CHARMAINE J PYTELL	1,500	1,500	0
ANNA SANTORO	1,500	1,500	0
NATALIE MICHELLE SANTORO	1,500	1,500	0
VINCENT MARK SANTORO	1,500	1,500	0
JAMES J SULLIVAN	1,500	1,500	0
ANDREA WOODAHL	1,500	1,500	0
MARITIE WELLBROCK	1,260	1,260	0
DAWN MATHIAS	1,250	1,250	0
MELINDA PEKRUL	1,250	1,250	0
MICHAEL C PEKRUL & MISTY ERIN PEKRUL JT TEN	1,250	1,250	0
TRISHA M PEKRUL	1,250	1,250	0
MERTON W PEKRUL JR & KRISTIANA PEKRUL JT TEN	1,250	1,250	0
STEPHEN REED	1,200	1,200	0
VICKIE REED	1,200	1,200	0
EVELYN KOMUNTALE	1,160	1,160	0
AMBER NAVARRETTE	1,050	1,050	0
CELIA TOLEDANO	1,013	1,013	0
KATHRYN ROWOLDT	1,007	1,007	0

ADAM N BIRD	1,000	1,000	0
DONNY CALUCAG	1,000	1,000	0
AARON CARSON	1,000	1,000	0
FRANK CONDRAY	1,000	1,000	0
MIKE DENNIS	1,000	1,000	0
DEBORAH A FICKESS	1,000	1,000	0
LAURA J FICKESS	1,000	1,000	0
STEPHEN L FICKESS	1,000	1,000	0
HAROLD J GALLAGHER	1,000	1,000	0
JAMES GARITSON	1,000	1,000	0
JOSEPH D GIRON	1,000	1,000	0
GREGORY P HALLSTEAD	1,000	1,000	0
HOLLY A HINE	1,000	1,000	0
MICAH W HINE	1,000	1,000	0
EMILY L HOLMAN	1,000	1,000	0
LAUREN M HOLMAN	1,000	1,000	0
DONALD W HORNER	1,000	1,000	0
ELEANOR L IADONISI	1,000	1,000	0
KATHLEEN M KARCZEWSKI	1,000	1,000	0
ELIZABETH KRONMULLER	1,000	1,000	0
NATHAN LAWSON	1,000	1,000	0
ANNE MARSHALL	1,000	1,000	0
ETHAN MARSHALL	1,000	1,000	0
JOANNE L MEYER	1,000	1,000	0
MARK MILOCK	1,000	1,000	0
BRANDON NIIZAWA	1,000	1,000	0
CELIA PARKS	1,000	1,000	0
TAYLOR PRICE	1,000	1,000	0
MARCIA QUINN	1,000	1,000	0
REBECCA QUINN	1,000	1,000	0
KELLI RAYZOR	1,000	1,000	0
KELLI RAZOR	1,000	1,000	0
DAVID SANCHEZ	1,000	1,000	0
RICHARD F SCHANTZ & BETTY JANE SCHANTZ	1,000	1,000	0
MATHEW J SCHNITZIUS	1,000	1,000	0

LISA M SILVER	1,000	1,000	0
DAVID J SULLIVAN	1,000	1,000	0
ANN L WHEELER	1,000	1,000	0
ELIZABETH A WOLENSKY	1,000	1,000	0
JOSEPH WOLENSKY	1,000	1,000	0
KENNETH JONES & CAROLINE JONES	900	900	0
THOMAS D MCCROSSAN & PATRICIA M MCCROSSAN	900	900	0
ARTHUR NAVARRETTE & LISA NAVARRETTE	900	900	0
MATTHEW SWEENEY	900	900	0
VERONICA THOMAS & EZEKIEL THOMAS	900	900	0
TUPOU WOLFGRAMM	900	900	0
THE LANDIS FAMILY TRUST DATED 8/20/99	800	800	0
SHANE RATHMAN	800	800	0
ROGER CHRISTOPH RIDLEY	800	800	0
JEFFREY DASHEFSKY (4)	750	750	0
CHRISTOPHER HENNING & KRISTEN HENNING	750	750	0
JULIEANN PRUETT	750	750	0
BETH ANN SMITH	750	750	0
CHRISTA D STACY	750	750	0
R SAMUEL WHEELER	750	750	0
MATHEW AMBROSO	700	700	0
JAMES CONNER & TINA CONNER	700	700	0
MIKE OLIVE	700	700	0
FRANK DONATELLI	636	636	0
LINDA S DORRELL	622	622	0
CHRIS LIVINGSTON	600	600	0
JON UTTERBACK	600	600	0
ELANA CLARK	540	540	0
SHARON P DAVIS	525	525	0
ANTHONY BAKER	500	500	0
NAOMI-SADI MANDEL BIRD	500	500	0
NICK BIRD	500	500	0

SYBIL K BROOKS	500	500	0
DAVID CLARK	500	500	0
MICHAEL ELLIS & ALLISON L ELLIS	500	500	0
JAMES FORTE	500	500	0
DIANE FREITAS	500	500	0
ISAIAH 6:8 MINISTRIES	500	500	0
CARLOS JAIME & AMBAR JAIME	500	500	0
CHRISTOPHER JAIME	500	500	0
CHAD A JOCHENS	500	500	0
KAREEN LEE	500	500	0
RICHARD R LUTZ & ROSEMARIE A LUTZ JT TEN WROS	500	500	0
ED TELLES	500	500	0
ADAM WARDEN	500	500	0
ANN WHEELER	500	500	0
DONALD E SEARS OVERSEER BETH RACHMAN ASSEMBLIES	435	435	0
KENNETH BROWNING	400	400	0
JOSE JIMENEZ	400	400	0
JOE KRELIC JR	400	400	0
STEPHANY M MCMANUS	400	400	0
KAREN TROUP	400	400	0
DON HAYES & LINDA HAYES	334	334	0
JEROLD CAMPBELL	300	300	0
JIM GEHMAN & LORI GEHMAN	300	300	0
VIRGINIA GILL	300	300	0
LOUIS JOHNSON	300	300	0
MARY RUST	300	300	0
JEROLD L STAUFFER	259	259	0
WILLIAM DOYLE	250	250	0
GARY ELM	250	250	0
WILLIAM H GRIMM	250	250	0
LAURIE BERBERICH	222	222	0
ANTHONY J WILLIAMS & BETSY K WILLIAMS	222	222	0
DOUGLAS A CHUNGLO	200	200	0
DAVID K CLARK	200	200	0

CEKENIA RILEY	200	200	0
REGINA SEARS	200	200	0
ROSEMARY WAREHAM	200	200	0
CHARLES WILLIAMS	200	200	0
STAN ROSE & JUDY ROSE	120	120	0
CARLOTTA BOWMAN	100	100	0
DOROTHY MACKEY	100	100	0
CHARLES R SCHWANEKAMP	100	100	0

(1) Ownership as of June 11, 2007, for the selling stockholders based on information provided by the selling stockholders or known to us.

(2) Unless otherwise noted, the selling stockholders received their shares in connection with the Registrant’s merger with Ethos Environmental, Inc., a Nevada corporation, which closed on or about November 1, 2006.

(3) Certain of the selling stockholders listed are members of the National Association of Securities Dealers, Inc. or an affiliate of such a member. However, any such members listed as selling stockholders do not beneficially own any shares of our common stock. Rather, all such members are holding as “nominees” for shareholder clients. All such members listed as selling stockholders were also holding as “nominees” for shareholder clients prior to the Registrant’s transaction with Ethos Environmental, Inc.

(4) Aurelius Consulting Group Inc. and Jeffrey Dashefsky received shares for services rendered in April 2007.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our Common Stock and activities of the selling stockholders. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the shares of common stock offered by the selling stockholders, including all registration and filing fees, listing fees, printing expenses, and our legal and accounting fees.  We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by SteadyLaw Group, LLP.

EXPERTS

The financial statements for the years ended December 31, 2006 and December 31, 2005 included in this Prospectus, have been audited by Peterson Sullivan, PLLC, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon its authority as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements regarding accounting and financial disclosure matters with our independent certified public accountants.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 (including exhibits) under the Securities Act, with respect to the shares to be sold in this Offering. This prospectus does not contain all the information set forth in the Registration Statement as some portions have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to our Company and the Common Stock offered in this prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the information and reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC pursuant to the Securities Act. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

FINANCIAL STATEMENTS

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS	March 31, 2007
CURRENT ASSETS:
Cash	$47,719
Restricted Cash	300,000
Accounts Receivable (Net )	2,687,809
Inventory	445,735
Other Current Assets	40,000
Total Current Assets	$3,521,263

Property and Equipment, Net	5,747,965
Goodwill	2,411,103
Customer List, Net	1,834,000
Other Assets	270,475
Total Assets	$13,784,806

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:

CURRENT LIABILITIES:
Accounts Payable	$1,289,150
Accrued Expenses	116,624
Notes Payable	5,250,000
Note Payable Related Party	30,124
Total Current Liabilities	6,685,898

SHAREHOLDERS’ EQUITY:
Common Stock, $.001 par value; 100,000,000 shares authorized; 23,575,687 issued and outstanding	2,358
Additional Paid-in Capital	16,011,157
Accumulated Deficit	(8,914,607)
Total Shareholders’ Equity	7,098,908
Total Liabilities and Shareholders’ Equity	$13,784,806

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
For the Three Months Ended March 31, 2007 and 2006

	2007	2006

Revenue	2,697,133	1,318,925
Cost of Goods Sales	865,306	231,063
Gross Profit	1,831,826	1,087,862

Operating Expenses:
Selling Expenses	131,340	125,001
General & Administrative	504,166	264,828
Total Operating Expenses	635,506	389,829
Operating Income	1,196,320	698,033

Interest Expenses	(177,660)	0
Net Income	1,018,660	698,033

NetIncome per Common Share (basic)	$ 0.04	$ 0.62
Net Income per Common Share (fully diluted)	$ 0.04	$ 0.62
Weighted average shares used in per share calculation (basic)	23,378,487	305,382
Weighted average shares used in per share calculation (fully diluted)	26,278,487	305,382

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)
For the Three Months Ended March 31, 2007
	Common Stock		Additional Paid-in Capital
	Number of Shares	Amount		Accumulated Deficit	Total
Balance at December 31, 2006	23,107,687	$2,311	$15,961,204	-$9,933,267	$6,030,248

Common stock issued for services	468,000	47	49,953		50,000
Net Income				1,018,660	1,018,660
Balance March 31, 2007	23,575,687	$2,358	$16,011,157	$-8,914,607	$7,098,908

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
For the Three Months Ended March 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES
Net Income	1,018,660	698,033
Adjustments to reconcile Net Income
to net cash provided by operating activities:
Depreciation	101,231	20,300
Amortization	100,036	0
Stock Issued for Services	50,000	0
Changes in operating assets and liabilities:
Accounts Receivable	(2,360,485)	(605,963)
Inventory	-34,820	204,835
Other Assets	(15,074)	(2,000)
Accounts Payable & Accrued Expenses	1,422,269	33,554
Net cash provided by Operating Activities	281,817	348,759
INVESTING ACTIVITIES
Purchase of Property & Equipment	(90,770)	(5,198,691)

FINANCING ACTIVITIES
Deposit Made with Lease-back	(270,500)	0
Proceeds from Note Payable	82,181	4,750,000
Payments to Note Payable, Related Party	(19,876)	0
Net cash provided by Financing Activities	(208,195)	4,750,000
Net cash increase for period	(17,148)	(99,932)
Cash at beginning of period	64,867	198,498
Cash at end of period	47,719	98,566
SUPPLEMENTAL NON CASH INVESTING AND FINANCING ACTIVITIES:
Value of equipment sold then leased back	$637,075

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2007

Note 1. Organization and Significant Accounting Policies

Organization

Ethos Environmental, Inc. ("the Company") manufactures and distributes fuel reformulating products that increase fuel mileage, reduce emissions, and maintain lower fuel costs. The Company is based in Southern California and sells its product, primarily in the United States, Latin America and Asia.

Acquisition

On April 20, 2006, Victor Industries, Inc., with the approval of its Board of Directors, executed an Agreement and Plan of Merger with San Diego, CA based Ethos Environmental, Inc., a Nevada corporation.

At a meeting of shareholders of the Company held on October 30, 2006, a majority of shareholders voted in favor of the merger. On November 2, 2006, the merger was consummated. As part of the merger, the Company redomiciled to Nevada, and changed its name to Ethos Environmental, Inc. In addition thereto, and as part of the merger, the Company set a record date of November 16, 2006 for a reverse stock split of 1 for 1,200. All of the per share data in these consolidated financial statements are presented on a post-split basis.

The merger provided for a business combination transaction by means of a merger of Ethos with and into the Company, with the Company as the corporation surviving the merger. Accordingly, the comparative information presented is that of Ethos Environmental, Inc.

Going Concern

The Company has incurred significant losses from operations in the last two years. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.

Management of the Company has undertaken steps as part of a plan with the goal of sustaining the Company operations for the next twelve months and beyond. These steps include: (a) attempting to raise additional capital and/or other forms of financing; (b) controlling overhead and operating expenses; and (c) continuing to increase the sales of its fuel reformulating product. There can be no assurance that any of these efforts will be successful.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material inter-company accounts have been eliminated in consolidation.

Interim Disclosure

The interim period consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations. The interim period consolidated financial statements should be read together with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2006 and 2005, included in the Company's annual reports on Form 10-KSB. In the opinion of the Company, the unaudited consolidated financial statements contained herein contain all adjustments necessary (consisting of a normal recurring nature) to present a fair statement of the results of the interim periods presented.

The results of operations for the three months ended March 31, 2007, are not necessarily indicative of the results to be expected for the entire year ending December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimated amounts.

Goodwill

Goodwill represents the excess of the purchase price of the estimated fair value of the net identified tangible and intangible assets of the acquired business. Goodwill must be tested for impairment at least on an annual basis, or if an event occurs or circumstances change prior to the annual test of impairment, then the carrying value of goodwill must be tested on an interim basis. The Company has determined there is no impairment at March 31, 2007.

Customer List

As a result of the acquisition, the Company acquired a customer list which has an identifiable defined life. The customer lists is amortized on a straight-line basis over a five-year period. The Company will continue to amortize the identifiable intangible asset over the life of the asset unless an event occurs or circumstances change that indicate that the carrying value of this asset may not be recoverable. The following table reflects the cost of the customer list and the accumulated amortization related to this asset as of March 31, 2007:

Customer list	$ 2,000,726
Accumulated Amortization	(166,726)
$ 1,834,000

For the three months ending March 31, 2007, the Company recorded $100,036 as amortization expense. The Company expects to record annual amortization expense of approximately $400,000 in 2007, $400,000 in 2008, $400,000 in 2009, $400,000 in 2010 and 333,000 in 2011 related to the customer list.

Revenue Recognition

Revenue from the sale of fuel reformulating products is recorded when the product is shipped, the price is fixed and determinable, collection is reasonably assured, and no further obligations of the Company remain.

One customer accounted for 78% of revenue for the quarter ended March 31, 2007.

Stock Based Compensation

The Company accounts for stock based awards in accordance with SFAS No. 123(R) “share-based payment”, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, “Accounting for Stock Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure”.

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. There were 2,900,000 dilutive securities outstanding at March 31, 2007 and none in 2006. The convertible feature of the Notes Payable is not included in the calculation of diluted earnings per share since it would not have an appreciable effect on the earnings per share.

Note 2. New Accounting Pronouncements

There are no new accounting pronouncements that have been issued, that are not effective yet that are expected to have a material impact on the Company’s consolidated financial statements.

Note 3. Subsequent Events

Stock Issuances

There were 483,500 shares issued for services subsequent to the quarter ended March 31, 2007, and 250,000 shares cancelled.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ethos Environmental, Inc.
San Diego, CA

We have audited the accompanying consolidated balance sheet of Ethos Environmental, Inc., ("the Company") as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ethos Environmental, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

Seattle, Washington
April 15, 2007

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED BALANCE SHEET

ASSETS	December 31, 2006
CURRENT ASSETS:
Cash	$ 64,867
Restricted Cash	300,000
Accounts Receivable (Net )	327,324
Inventory	410,915
Other Current Assets	19,900
Total Current Assets	$ 1,123,006

Property and Equipment, Net	6,380,308
Goodwill	2,411,103
Customer List, Net	1,934,036
Other Assets	5,000

Total Assets	$ 11,853,453

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:

CURRENT LIABILITIES:
Accounts Payable	$ 503,898
Accrued Expenses	101,488
Notes Payable	5,167,819
Note Payable Related Party	50,000
Total Current Liabilities	5,823,205

SHAREHOLDERS’ EQUITY:
Common Stock, $.001 par value; 100,000,000 shares authorized; 23,107,687 issued and outstanding	2,311
Additional Paid-in Capital	15,961,204
Accumulated Deficit	(9,933,267)
Total Shareholders’ Equity	6,030,248
Total Liabilities and Shareholders’ Equity	$ 11,853,453

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 4,768,013	$ 1,780,825
Cost of Sales	1,340,135	526,459
Gross Profit	3,427,878	1,254,366

Operating Expenses:
Selling Expenses General and Administrative	4,689,910 5,346,409	483,953 1,821,160
Total Operating Expenses	10,036,319	2,305,113
Operating Loss	(6,608,441)	(1,050,747)

Other Income Interest Expense Other Expense	730,813 (620,244) (58,931)	0 (890) 0
Net Loss	$ (6,556,803)	$ (1,051,637)

Net Loss per Common Share	$ (6.83)	$ (5.38)
Weighted average shares used in per share calculation (basic and fully diluted)	960,685	195,504

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2006 and 2005
	Common Stock		Additional Paid-in Capital
	Number of Shares	Amount		Accumulated Deficit	Total
Balance at December 31, 2004 as restated	17,609,287	$ 17,610	$ 3,793,046	$(2,324,827)	$1,485,829
Common stock issued for cash	5,108,190	5,108	171,092		176,200
Net loss				(1,051,637)	(1,051,637)
Balance at December 31, 2005 as restated	22,717,477	22,718	3,964,138	(3,376,464)	610,392

Common stock repurchased	(5,000,000)	(5,000)	(45,000)		(50,000)
Capital contribution			45,000		45,000
Shares cancelled as part of reverse acquisition	(17,717,477)	(17,718)			(17,718)
Common Stock issued to effect reverse acquisition	17,718,187	1,772	4,427,775		4,429,547
Effects of Reverse acquisition	479,500	48	(11,208)		(11,160)
Common stock issued for services	4,910,000	491	7,580,499		7,580,990
Net Loss				(6,556,803)	(6,556,803)
Balance at December 31, 2006	23,107,687	$2,311	$15,961,204	($9,933,267)	$6,030,248

See notes to consolidated financial statements.

ETHOS ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
	2006	2005
Cash Flows from Operating Activities
Net Loss	$ (6,556,803)	$ (1,051,637)
Adjustments to Reconcile Net Loss to net Cash provided by operating activities
Common Stock Issued for Expenses	7,580,990	0
Depreciation	292,096	83,209
Amortization	66,690	0
Changes in allowance for bad debt Changes in Operating Assets and Liabilities	(450,297)	527,847
Accounts Receivable	413,030	(451,030)
Inventory	(151,351)	(200,816)
Other assets	67,209	(10,000)
Accounts Payable	(246,658)	567,575
Accrued Expenses	10,929	90,559

Net Cash Provided Used by Operating Activities	1,025,835	(444,293)
Cash Flows from Investing Activities
Building Deposit	0	(200,000)
Purchase of Property and Equipment	(6,359,874)	(101,549)
Cash Received from Acquisition	589	0

Net Cash Used in Investing Activities	(6,359,285)	(301,549)
Cash Flows from Financing Activities
Proceeds from Note Payable Proceeds from Related Party Note Payable	5,167,819 50,000	11,003 0
Repayment of Note Payable Repurchase of Common Stock Proceeds from Common Stock sales	(13,000) (50,000) 0	0 0 176,200
Proceeds from Capital Contributions	45,000	0
Net Cash Provided by Financing Activities	5,199,819	187,203
Net Change in Cash and Cash Equivalents	(133,631)	(558,639)
Cash at Beginning of Period	498,498	1,057,137
Cash at End of Period	$ 364,867	$ 498,498
Reconciliation to Balance Sheet Presentation:
Cash	$ 64,867	$ 198,498
Restricted Cash	300,000	300,000
	$364,867	$498,498

See notes to consolidated financial statements.

Supplemental Disclosure of Non-Cash Investing Activities:
2006
Acquisition of Ethos Environmental, Inc.:
Accounts Receivable acquired	$48,972
Accounts Payable assumed	(60,720)
Goodwill acquired	2,411,103
Customer List acquired	2,000,726
Common stock issued for acquisition net of shares cancelled and effects of Reverse acquisition	(4,400,669)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Ethos Environmental, Inc. ("the Company") manufactures and distributes fuel reformulating products that increase fuel mileage, reduce emissions, and maintain lower fuel costs. The Company is based in Southern California and sells its product, primarily in the United States, Latin America and Asia.

Acquisition

On April 20, 2006, Victor Industries, Inc., with the approval of its Board of Directors, executed an Agreement and Plan of Merger with San Diego, CA based Ethos Environmental, Inc., a Nevada corporation.

At a meeting of shareholders of the Company held on October 30, 2006, a majority of shareholders voted in favor of the merger. On November 2, 2006, the merger was consummated. As part of the merger, the Company redomiciled to Nevada, and changed its name to Ethos Environmental, Inc. In addition thereto, and as part of the merger, the Company set a record date of November 16, 2006 for a reverse stock split of 1 for 1,200. All of the per share data in these consolidated financial statements are presented on a post-split basis.

The merger provides for a business combination transaction by means of a merger of Ethos with and into the Company, with the Company as the corporation surviving the merger. Under the terms of the merger, the Company acquired all issued and outstanding shares of Ethos in exchange for 17,718,187 shares of common stock of the Company. Shares of Company common stock, representing an estimated 97% of the total issued and outstanding shares of Company common stock, was issued to the Ethos stockholders. Ethos shareholders were able to exchange their shares beginning on or after November 16, 2006, the record date set for the reverse stock split.

The transaction between the Company and Ethos Environmental, Inc. is accounted for as a purchase transaction; that is, the transaction is equivalent to the issuance of shares by the Registrant for the net assets of Ethos Environmental, Inc. The shares issued by the Registrant were valued at $0.25 per share, a value determined by management’s estimate of the dilution effect expected to occur from the issuance of such a large block of shares, i.e. 17,718,187 shares of common stock. The net value recorded equals management’s estimate of the value of the acquired assets.

The merger was intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and no gain or loss will be recognized by the Company as a result of the merger.

The merger is accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, Ethos is treated as the “accounting acquirer” company for financial reporting purposes. Accordingly the operations of the company are included in these financial statements as of November 2, 2006. In accordance with guidance applicable to these circumstances, the merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger was treated as the equivalent of Ethos issuing stock for the net monetary assets of the Company. The net monetary assets of the Company have been stated at their fair value.

The terms of the acquisition included the Company's issuance of 17,718,187 shares of common stock to the shareholders of Ethos. Upon the Company’s issuance of the 17,718,187 shares, Ethos cancelled its 17,717,477 shares of common stock issued and outstanding. Since this was accounted for as a reverse acquisition, the Company is the legal acquirer while Ethos is the accounting acquirer. Accordingly, the financial statements present the activities of Ethos while the stock issued and outstanding is that of the Company.

As part of the reverse acquisition, the prior activities of the Company were discontinued. No discontinued operations are presented in these financial statements since no expenses or revenue were incurred after November 2, 2006 related to these operations.

The Company agreed to acquire Ethos Environmental, Inc. because of its anticipated future growth in a marketplace that is in strong demand for its product, and it was believed that the acquisition would benefit the existing shareholders of both companies. Valuation of the Ethos Environmental, Inc. working capital approximated $4,412,000, or $0.25 per share of issued common stock. The fair valuation of the purchase was determined to be $4,412,000 of which $2,000,700 was attributable to the value of the Customer List and the remainder to Goodwill.

The following unaudited pro forma financial information presents the operations of Victor Industries, Inc. ("the Company") and Ethos Environmental, Inc. ("Ethos") as if the acquisition had occurred on January 1, 2006 and 2005, respectively. This pro forma data is presented for informational purposes only and is not necessarily indicative of what the results of operations would have been had the acquisition been completed the acquisition at the date indicated. In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future operating results of the combined company. The balance sheet information is not presented since the two companies are consolidated at December 31, 2006.

Pro-forma Information (Unaudited)
	2006	2005

Revenues	$ 4,768,013	$ 1,785,210
Net Loss	(7,175,207)	(1,705,951)

Loss per share, Basic and Diluted	$ (7.47)	$ (8.73)

Weighted number of shares outstanding	960,685	195,204

Going Concern

The Company has incurred significant losses from operations in the last two years. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.

Management of the Company has undertaken steps as part of a plan with the goal of sustaining the Company operations for the next twelve months and beyond. These steps include: (a) attempting to raise additional capital and/or other forms of financing; (b) controlling overhead and operating expenses; and (c) continuing to increase the sales of its fuel reformulating product. There can be no assurance that any of these efforts will be successful.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material inter-company accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimated amounts.

Cash

Cash includes a payroll account and an operating checking account held at a financial institution. The Company's cash balances exceed federally insured limits from time to time.

Restricted cash consists of a deposit made in August 2005 that is being held in a bank in Beijing, China. This deposit is required by the government of China and must be held in the account a minimum of eighteen months in order for the Company to conduct business in China.

Accounts Receivable

Accounts receivable are stated at their principal balances, do not bear interest and are generally unsecured. Management considers all balances over 30 days old to be past due. However, if credit is extended management conducts a periodic review of the collectability of its accounts receivable. If an account is determined to be uncollectible based on historical experience and the current economic climate, an allowance is established and the account is written off against the allowance. The Company determined that an allowance of $126,485 and $576,782 at December 31, 2006 and 2005, respectively, was necessary. At December 31, 2006 62% of accounts receivable is due from one customer.

Inventory

Inventory consists primarily of the Company's fuel reformulating product and is stated at the lower of cost or market.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the anticipated lease term or the estimated useful life. The Company's policy is to capitalize items with a cost greater than $4,000 and an estimated useful life greater than one year. The Company reviews all property and equipment for impairment at least annually.

Goodwill

Goodwill represents the excess of the purchase price of the estimated fair value of the net identified tangible and intangible assets of the acquired business. Goodwill must be tested for impairment at least on an annual basis, or if an event occurs or circumstances change prior to the annual test of impairment, then the carrying value of goodwill must be tested on an interim basis. The Company has determined there is no impairment at December 31, 2006.

Customer List

As a result of the acquisition, the Company acquired a customer list which has an identifiable defined life. The customer lists is amortized on a straight-line basis over a five-year period. The Company will continue to amortize the identifiable intangible asset over the life of the asset unless an event occurs or circumstances change that indicate that the carrying value of this asset may not be recoverable. The following table reflects the cost of the customer list and the accumulated amortization related to this asset as of December 31, 2006:

Customer list	$2,000,276
Accumulated Amortization	(66,690)
$1,934,036

For the year ending December 31, 2006, the Company recorded $66,690 as amortization expense. The Company expects to record annual amortization expense of approximately $400,000 in 2007, $400,000 in 2008, $400,000 in 2009, $400,000 in 2010 and 333,000 in 2011 related to the customer list.

Notes Payable

On December 26, 2006, the company entered into a Demand Loan Agreement for $500,000 with an annual interest rate of 12%. At December 31, 2006, $417,819 had been funded. The remainder of the Demand Note was funded on January 2, 2007.

On January 26, 2006 the Company secured a loan for its building in the amount of $4,750,000 with a convertible Promissory Note. The Note was convertible at $2.50 per common share up to 1.9 million shares. The Note carried an annual interest rate of 17% with interest-only payments and a term of one year. On December 6, 2006, the Note was assigned to another third party.

Prior to maturity, the Company approached the current Note holders and requested that they extend the maturity of the Note to March 31, 2009. As part of its offer to induce the Note holder to extend the maturity date, the Company offered to rescind the conversion feature and issue 1.9 million detachable warrants. The Company is still currently negotiating the terms of a mutually acceptable extension.

Note Payable - Related Party

During 2006, there was one Loan Payable to the President of the Company in the amount of $50,000. The loan has no stated repayment terms, is due on demand, is unsecured and does not bear interest. The Note was issued for a deposit to the Company account for short-term working capital needs.

Fair Value of Financial Instruments

The Carrying value of the Company's accounts receivable, accounts payable, accrued expenses, note payable, note payable related party and building loan approximate their estimated fair value due to the relatively short maturities of those instruments.

Revenue Recognition

Revenue from the sale of fuel reformulating products is recorded when the product is shipped, the price is fixed and determinable, collection is reasonably assured, and no further obligations of the Company remain.

Two customers accounted for 88% of our revenues for the fiscal year ended December 31, 2006. One customer accounted for 40% and the second customer accounted for 48%.

There was one U.S. customer that accounted for 40% of 2005 sales and one Hong Kong customer that accounted for 30% of 2005 sales.

Stock Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. The intrinsic value method of accounting resulted in compensation expense for stock options to the extent that the exercise prices were set below the fair market price of the Company’s stock at the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R) “share-based payment” using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, “Accounting for Stock Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure”.

Since the Company did not issue stock options to employees during the year ended December 31, 2006 or 2005, there is no effect on net loss or earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123(R) to stock-based employee compensation. When the Company issues shares of common stock to employees and others, the shares of common stock are valued based on the market price at the date the shares of common stock are approved for issuance.

Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. There were no dilutive securities outstanding at December 31, 2006 or 2005. The convertible feature of the Notes Payable is not included in the calculation of diluted earnings per share since the effect is anti-dilutive due to the Company’s net loss.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2006 and 2005, was $132,955 and $231,380, respectively and are included in selling expenses in the consolidated financial statements.

Shipping and Handling

Expenses related to shipping and handling are expenses as incurred and are included in "cost of sales" in the statement of operations.

Research and Development

Research and development costs are expensed to operations when incurred and are included in general and administrative expenses in these consolidated financial statements. The amounts expensed for the years ended December 31, 2006 and 2005 amounted to $112,051 and $132,404, respectively.

Concentrations

The Company uses five vendors for most of its fuel reformulating products although there are other companies that can provide equivalent products. These vendors accounted for 90% of product purchases in 2006. During 2005, the company primarily used one vendor for most of its fuel reformulating products. That vendor accounted for 90% of products purchased in 2005.

Income Taxes

The Company accounts for its income taxes under the provisions of Statements of Financial Accounting Standards No. 109 (SFAS No. 109). Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Foreign Operations

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency (the U.S. Dollar) are included in "general and administrative" expenses in the statements of operations, which amounts were not material for the years ended December 31, 2006 and 2005.

Reclassification

Certain items from the 2005 financial statements have been reclassified to conform to the 2006 presentation.

Recent Accounting Pronouncements

During October 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

The FASB has also issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. As the Company has no plans covered by this standard, it will have no effect on the consolidated financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in September 2006. SAB 108 requires entities to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective as of December 31, 2006. The adoption of this standard is not expected have an impact on the Company’s consolidated results of operations, cash flows or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.”  This statement permits entities to choose to measure eligible items at fair value at specified election dates.  The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS 157. The Company has not determined the impact this standard will have on its consolidated operating results or financial position upon adoption.

Note 2. Prior Period Adjustments

The December 31, 2004 balances have been restated to correct for an error related to vehicles that were incorrectly recorded as assets in 2003 and 2004. The value of the assets removed was $282,366, less $25,440 of accumulated depreciation.

In addition, the December 31, 2004 balances have been restated to reduce accrued expenses by $38,917 due to a settlement that was reached with a vendor in 2004.

The net effect of the combined adjustments was to increase the accumulated deficit and decrease total stockholders’ equity by $218,009. There was no effect on earnings per share.

Note 3. Property and Equipment

The Company’s property and equipment consisted of the following at December 31:

	2006	2005
Building	$ 5,845,417	$ 0
Equipment	886,353	167,591
Furniture and fixtures	14,727	14,727
Computers	36,648	35,790
	6,783,145	218,108
Less: accumulated depreciation	(402,837)	(63,153)
	$ 6,380,308	$54,955

Note 4. Income Taxes

The Company is liable for taxes in the United States. As of December 31, 2006, the Company does not expect to have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

The Company estimates that it has tax losses of approximately $12,300,000 which may be available to reduce future taxable income. Any tax loss carry forward available expires between the years 2022 and 2025.

The deferred tax asset associated with the estimated tax loss carry forward is approximately $4,182,000. The Company has provided a valuation allowance against the deferred tax asset. The valuation allowance increased by $2,370,000 and $358,000 for 2006 and 2005, respectively.

The use of any loss carry forwards may be limited under the Internal Revenue Code due to the change in control of the Company in 2006.

Note 5. Operating Leases

The Company leases an office building under a lease agreement that expires in July 2012. The rent expense for the year ended December 31, 2006 and 2005, totaled to $66,844 and $48,634, respectively.

The Company’s future annual minimum lease payments are as follows for years ending December 31:

2007	$52,657
2008	54,236
2009	55,863
2010	57,539
2011	59,265
Thereafter	35,170
Total	$314,730

Note 6. Stock Option Plan

In 2006, the Company adopted the 2006 Stock Incentive Plan which reserves a total of 3,500,000 common shares to provide the Company with a means of compensating selected key employees (including officers), directors and consultants. No options were granted in 2006 under this Plan.

Note 7. Subsequent Events

On February 7, 2007, the Company entered into an equipment lease agreement with Mazuma Capital Corp. wherein the Company agreed to a 24-month sale and lease-back arrangement for up to $800,000 of its manufacturing equipment. The lease calls for a monthly payment based on a factor of .04125 times the average outstanding loan balance during the month. Through March 29, 2007, the Company has placed property valued at $737,968 under this lease arrangement with Mazuma Capital Corp.

Between January 1, 2007 and April 14, 2007, the Company issued 574,000 shares of our common stock for services rendered by key consultants, officers, and directors.

On March 9, 2007, the Company closed on a private placement of 50,000 shares of common stock for a total of $50,000.

On April 4, 2007, the Company cancelled and returned to treasury 50,000 shares of our common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Limitation on Liability of Officers and Directors of the Company

Ethos Environmental, Inc. is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our By-Laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Our by-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4.
Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
(c)	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
(d)	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5.
The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6.	The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)
Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

7.	The registrant’s Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Certificate of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws may provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws may provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws may provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws may provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws may provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws may include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws may provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

Item 25. Other Expenses of Issuance and Distribution
The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the SEC registration fee, are estimates:

Description	Amount
Registration Fee	$2,674.35
*Accounting fees and expenses	$8,000.00
*Legal fees and expenses	$20,000.00
*Transfer Agent fees and expenses	$2,000.00
*Printing	$2,000.00
*Miscellaneous fees and expenses	$10,000.00

Total	$44,674.35
*Estimated

The selling stockholders will not bear any expenses associated with the filing of the Registration Statement.

Item 26. Recent Sales of Unregistered Securities

In connection with the merger that closed on November 1, 2006, we issued a total of 17,718,187 shares of our common stock.

On March 9, 2007, the Company closed on a private placement of 50,000 shares of common stock for a total of $50,000.

On May 23, 2007, we finalized and issued a warrant ("Warrant") to purchase 1,900,000 shares of common stock at $2.50 per share to National Advisors, Inc. ("NAI"). This Warrant expires March 31, 2010. No underwriter participated in, nor did we pay any commissions or fees to any underwriter in this transaction. This transaction did not involve a public offering. NAI had knowledge and experience in financial and business matters that allowed it to evaluate the merits and risk associated with the Warrant. NAI was knowledgeable about our operations and financial condition. The Warrant was issued under an exemption from the registration requirements of the Securities Act of 1933 (the "Act"), as amended, pursuant to Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. NAI is an "accredited investor" under the Act.

Item 27. Exhibits

The following exhibits are included as part of this Form SB-2, as amended.

REGULATION
S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
4.1	Specimen Stock Certificate*
5.1	Consent and Opinion SteadyLaw Group, LLP*
10.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.1 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
10.2	Employment Agreement - Thomas W. Maher (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 8, 2006.)
10.3	Private Placement Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on March 13, 2007.)
10.4	Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on May 24, 2007.)
10.5	Registration Rights Agreement*
14.1	Code of Ethics*
23.1	Consent of Peterson Sullivan, PLLC*

*Filed herewith.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of San Diego, California, on June 11, 2007.

ETHOS ENVIRONMENTAL, INC.

By: /s/ ENRIQUE de VILMORIN
Enrique de Vilmorin, President, CEO &
Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

By: /s/ ENRIQUE de VILMORIN	President, CEO, & Director	June 11, 2007
Enrique de Vilmorin

SIGNATURE	TITLE	DATE

By: /s/ THOMAS MAHER	CFO	June 11, 2007
Thomas Maher
SIGNATURE	TITLE	DATE

By: /s/ JOSE M. ESCOBEDO	Secretary & Director	June 11, 2007
Jose M. Escobedo

SIGNATURE	TITLE	DATE

By: /s/ LUIS WILLARS	Director	June 11, 2007
Luis Willars

EXHIBIT INDEX

Exhibit
No.	Description	Reference
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
4.1	Specimen Stock Certificate*
5.1	Consent and Opinion SteadyLaw Group, LLP*
10.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.1 to the Company’s Definitive Schedule 14A Information Statement filed on October 4, 2007.)
10.2	Employment Agreement - Thomas W. Maher (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 8, 2006.)
10.3	Private Placement Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on March 13, 2007.)
10.4	Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on May 24, 2007.)
10.5	Registration Rights Agreement*
14.1	Code of Ethics*
23.1	Consent of Peterson Sullivan, PLLC*